Management’s Discussion & Analysis
For the three and nine months ended September 30, 2019 and 2018

Q3 2019 MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated November 6, 2019 for Kirkland Lake Gold Ltd. (the “Company” and as defined in the section entitled “Business Overview”) contains information that management believes is relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations for the three and nine months ended September 30, 2019 and 2018. The MD&A should be read in conjunction with the unaudited Condensed Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019 and 2018, the annual audited Consolidated Financial Statements for the years December 31, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB"), as well as the annual MD&A for the years ended December 31, 2018 and 2017.

FORWARD LOOKING STATEMENTS

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk and Uncertainties” and “Forward Looking Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2018. Additional information including this MD&A, Interim Financial Statements for the three and nine months ended September 30, 2019, the audited Consolidated Financial Statements for the year ended December 31, 2018, the Company’s Annual Information Form for the year ended December 31, 2018, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Kirkland Lake Gold Ltd. profile at www.sedar.com, www.sec.gov/edgar, www.asx.com.au and on the Company’s website (www.klgold.com).

NON – IFRS MEASURES

Certain non-IFRS measures are included in this MD&A, including free cash flow, operating cash costs and operating cash costs per ounce sold, sustaining and growth capital, all-in sustaining costs (“AISC”) and AISC per ounce sold, average realized gold price per ounce sold, adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes and depreciation and amortization (“EBITDA”) and working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses (“G&A”); Plant and Equipment (“PE”); Gold (“Au”); Troy Ounces (“oz”); Grams per Tonne (“g/t”); Million Tonnes (“Mt”); Tonnes (“t”); Square Kilometre (“km2”); Metres (“m”); Tonnes per Day (“tpd”); Kilo Tonnes (“kt”); Estimated True Width (“ETW”); and Life of Mine (“LOM”). Throughout this MD&A the reporting periods for the three months ended September 30, 2019 and September 30, 2018 are abbreviated as Q3 2019 and Q3 2018, while the reporting period for the three months ended June 30, 2019 is abbreviated as Q2 2019. In addition, the reporting periods for the nine months ended September 30, 2019 and September 30, 2018 are abbreviated as YTD 2019 and YTD 2018, respectively.

REPORTING CURRENCY

All amounts are presented in U.S. dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars. Unless otherwise specified, all tabular amounts are expressed in thousands of U.S. dollars, except per share or per ounce amounts.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

BUSINESS OVERVIEW	3
EXECUTIVE SUMMARY	3
FULL-YEAR 2019 GUIDANCE	6
REVISIONS TO FULL-YEAR 2019 GUIDANCE	9
LONGER-TERM OUTLOOK	10
EXTERNAL PERFORMANCE DRIVERS	10
REVIEW OF FINANCIAL PERFORMANCE	11
REVIEW OF OPERATING MINES	19
GROWTH AND EXPLORATION	24
REVIEW OF FINANCIAL CONDITION AND LIQUIDITY	26
OFF-BALANCE SHEET ARRANGEMENTS	27
OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATION	27
QUARTERLY INFORMATION	27
COMMITMENTS AND CONTINGENCIES	28
RELATED PARTY TRANSACTIONS	28
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS	29
ACCOUNTING POLICIES AND BASIS OF PRESENTATION	29
NON-IFRS MEASURES	30
INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	37
RISKS AND UNCERTAINTIES	37
FORWARD LOOKING STATEMENTS	37
INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES	38
TECHNICAL INFORMATION	39

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OVERVIEW

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the “Company” or “Kirkland Lake Gold”) is a growing, Canadian, U.S. and Australian-listed, gold producer with five wholly owned underground operating mines in Canada and Australia. The Company’s production profile is anchored by two high-grade, low-cost operations: the Macassa mine (“Macassa”) located in northeastern Ontario, Canada and the Fosterville mine (“Fosterville”) located in the state of Victoria, Australia. Also contributing to the Company’s gold production is the Company’s Holt Complex, which includes three wholly owned operating mines, the Taylor mine (“Taylor”), Holt mine (“Holt”) and Holloway mine (“Holloway”), as well as a central milling facility, the Holt mill. The Holt Complex is located in northeastern Ontario. The Holloway Mine resumed operations during Q1 2019, following completion of a revised and amended royalty agreement. Holloway had been on care and maintenance since December 2016. In addition, the Company’s business portfolio also includes operations in the Northern Territory of Australia, which are currently on care and maintenance. These operations, which are comprised of the Cosmo mine (“Cosmo”), Union Reefs mill (“Union Reefs”) as well as a number of exploration properties, were placed on care and maintenance effective June 30, 2017. The Company is currently completing an advanced exploration program in the Northern Territory, which includes significant exploration drilling, underground development and, as of October 2019, testing processing through the Union Reefs mill. The advanced exploration program is being completed to determine the potential of resuming operations at Cosmo and Union Reefs.

The Company conducts extensive exploration activities on its land holdings in Canada and Australia. The current exploration programs are focused on extending known zones of mineralization and testing for new discoveries in order to increase the level of Mineral Resources and Mineral Reserves in support of future organic growth.

Kirkland Lake Gold is focused on delivering superior value for its shareholders and maintaining a position within the mining industry as a sustainable, growing low-cost gold producer. Over the last two years, the Company has achieved both significant production growth and improved unit costs, which has resulted in higher levels of profitability and cash flow. Through the advancement of development and exploration programs, the continued extension of mine life at existing deposits and the utilization of excess milling capacity at each of its operations, Kirkland Lake Gold is well positioned to achieve further increases in shareholder value.

In addition to the Company’s portfolio of wholly owned assets, Kirkland Lake Gold has made strategic investments in the common shares of other public issuers in instances where the Company could gain exposure to prospective mineral properties that offer the potential for future profitable gold production. Should the exploration programs of public issuers in which the Company has invested result in the establishment of a sufficiently attractive economic deposit, the Company may elect to acquire additional interests in such deposits.
EXECUTIVE SUMMARY

The MD&A document provides a detailed review of information relevant to an assessment and understanding of the Company’s consolidated financial position and the results of its consolidated operations. This section is intended to assist readers interested in a condensed, summary review of the Company's performance for the three and nine months ended September 30, 2019. This section should be read in conjunction with the remainder of the MD&A, which discusses among other things, risk factors impacting the Company.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands of dollars, except per share amounts)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Revenue	$381,430	$222,701	$967,609	$635,591
Production costs	73,664	64,851	209,865	202,828
Earnings before income taxes	254,119	82,977	566,140	244,974
Net earnings	$176,604	$55,885	$390,945	$167,408
Basic earnings per share	$0.84	$0.27	$1.86	$0.79
Diluted earnings per share	$0.83	$0.26	$1.85	$0.79
Cash flow from operating activities	$316,753	$129,297	$672,290	$341,507
Cash investment on mine development and PPE	$135,449	$76,190	$342,104	$175,878

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Tonnes milled	419,787	435,600	1,208,106	1,259,142
Grade (g/t Au)	18.8	13.3	18.3	12.6
Recovery (%)	97.9%	96.9%	98.0%	96.5%
Gold produced (oz)	248,400	180,155	694,873	492,484
Gold Sold (oz)	256,276	184,517	701,296	496,585
Average realized price ($/oz sold)(1)	$1,482	$1,204	$1,375	$1,275
Operating cash costs per ounce ($/oz sold)(1)	$287	$351	$296	$397
AISC ($/oz sold)(1)	$562	$645	$584	$738
Adjusted net earnings(1)	$176,621	$61,421	$394,289	$177,552
Adjusted net earnings per share(1)	$0.84	$0.29	$1.88	$0.84

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 30-36 of this MD&A.

Q3 2019 Highlights

Record earnings and cash flows driven by strong production growth at Fosterville, low unit costs and higher gold prices

Production growth of 38%: Q3 2019 consolidated production totalled 248,400 ounces, an increase of 68,245 ounces or 38% from 180,155 ounces in Q3 2018. The primary factor contributing to the increase was a 63% improvement in the average grade at the Fosterville Mine, to 41.8 g/t, which resulted in production growth of 67,709 ounces or 75%, to 158,327 ounces in Q3 2019. Consolidated production in Q3 2019 was 16% higher than 214,593 ounces the previous quarter, with the improvement mainly due to higher tonnes processed at all three mining operations, as well as higher average grades at Fosterville and Macassa.

Revenue grows 71% versus Q3 2018: Revenue in Q3 2019 totaled $381.4 million, an increase of $158.7 million or 71% from $222.7 million in Q3 2018. Contributing $86 million of the increase in revenue was a 39% increase in gold sales in Q3 2019, to 256,276 ounces from 184,517 ounces in Q3 2018. A 23% increase in the average realized gold price ($1,482 per ounce in Q3 2019 versus $1,204 per ounce in Q3 2018) had a $71 million favourable impact on revenue compared to the same period in 2018. Q3 2019 revenue increased $100.1 million or 36% from $281.3 million the previous quarter, with $58 million of the increase related to a 21% increase in gold sales from 212,091 ounces the previous quarter. A higher realized gold price ($1,482 per ounce versus $1,320 per ounce in Q2 2019) accounted for the remaining $42 million increase in revenue quarter over quarter.

Operating cash costs per ounce sold improve 18%: Total production costs in Q3 2019 were $73.7 million compared to $64.9 million in Q3 2018 and $66.2 million the previous quarter. Operating cash costs per ounce sold averaged $287, an 18% improvement from Q3 2018 and 8% better than the previous quarter. The improvement from both prior periods largely reflected the favourable impact of higher grades at both Fosterville and Macassa.

AISC per ounce sold improve 13%: AISC per ounce sold averaged $562 or 13% better than the Q3 2018, with the improvement mainly resulting from lower operating cash costs and sustaining capital expenditures on a per ounce sold basis. AISC per ounce sold in Q3 2019 improved 12% from $638 the previous quarter, reflecting lower sustaining capital expenditures compared to Q2 2019, as well as the impact of improved operating cash costs per ounce sold.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Record cash flows: Net cash provided by operating activities in Q3 2019 was $316.8 million, an increase of $187.5 million or 145% from $129.3 million in Q3 2018 and 76% higher than $179.7 million the previous quarter. Free cash flow (Non-IFRS measure) in Q3 2019 was a record $181.3 million, more than triple the comparable levels in Q3 2018 and Q2 2019 of $53.1 million and $54.4 million, respectively.

Net earnings increase 216% from Q3 2018: Net earnings in Q3 2019 totaled $176.6 million ($0.84 per basic share), an increase of $120.7 million or 216% from $55.9 million ($0.27 per basic share) in Q3 2018 and $72.4 or 69% higher than $104.2 million ($0.50 per basic share) the previous quarter. The favourable impact of significantly higher sales volumes and increased gold prices on revenue were key factors driving earnings growth compared to both prior periods.

Adjusted net earnings increase 188%: The Company's adjusted net earnings in Q3 2019 were the same as net earnings totaling $176.6 million ($0.84 per basic share). Adjusted net earnings in Q3 2019 increased $115.2 million or 188% from $61.4 million ($0.29 per basic share) in Q3 2018 and were $71.1 million or 67% higher than $105.5 million ($0.50 per basic share) the previous quarter. The difference between adjusted net earnings and net earnings in both Q3 2018 and Q2 2019 largely reflected the exclusion from adjusted net earnings of mark-to-market losses on the fair valuing the Company’s warrant investments.

Significant investment in growth projects in Q3 2019: Total growth capital expenditures in Q3 2019 totaled $50.2 million (excluding capitalized exploration) (See Non-IFRS measures), which compared to $38.5 million in Q3 2018 and $48.5 million the previous quarter. Of growth capital expenditures in Q3 2019, Macassa accounted for $33.8 million, with $17.0 million related to the #4 shaft project and the remainder largely related to the thickened tails project and the construction of a new tailings impoundment area. During Q3 2019, the #4 shaft project achieved a significant milestone, with the commencement of full-face sinking in August. As at November 6, 2019, the shaft had advanced over 600 feet. Capital expenditures for Q3 2019 differ from mineral properties additions and additions to property, plant and equipment due to the exclusion of capitalized exploration expenditures, including all capital expenditures in the Northern Territory, where the Company is completing an advanced exploration program, as well as $19.8 million of capital expenditures related to the Macassa #4 shaft project that were pre-paid in cash in 2018.

Significant commitment to exploration: Exploration expenditures for Q3 2019 totaled $43.6 million ($5.9 million expensed and $37.7 million capitalized). Included in total exploration expenditures was $32.4 million related to the Northern Territory ($30.8 million capitalized and $1.6 million expensed), where advanced exploration work continued to advance during Q3 2019. As a result of a review of the Company's drilling programs, and the extent to which drilling is being completed contiguous to, and for the purpose of extending existing mining areas, a greater proportion of exploration expenditures beginning in Q2 2019 and continuing through Q3 2019 were capitalized compared to previous quarters.

Cash position increases 31% during Q3 2019: Cash increased $146.4 million or 31% during Q3 2019, to $615.8 million at September 30, 2019 from $469.4 million at June 30, 2019. The increase in cash during Q3 2019 resulted from $316.8 million of net cash provided by operating activities, as the Company's operations continued to generate significant levels of cash flow. Net cash used in investing activities in Q3 2019 totaled $139.6 million, mainly related to sustaining and growth capital expenditures during the quarter. Net cash used for financing activities totaled $12.1 million, mainly reflecting $8.4 million of dividend payments during the quarter.

Quarterly dividend paid in US dollars: The Company’s Q2 2019 dividend of $0.04 per share was paid on July 12, 2019 to shareholders of record on June 28, 2019 (representing the first quarterly dividend paid in US dollars). The Q3 2019 quarterly dividend of $0.04 per share was paid on October 11, 2019 to shareholders of record on September 30, 2019.

Dividend increase: The Company announced on November 6, 2019 a $0.02 per share or 50% increase in the quarterly dividend, to $0.06 per share commencing with the Q4 2019 dividend payment to be paid in January 2020 to shareholders of record as of December 31, 2019.

YTD 2019 Highlights

Substantial improvement in Fosterville grade drives production growth, unit-cost improvement and strong growth in revenue, earnings and cash flows

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Strong production growth: Production for YTD 2019 totaled 694,873 ounces, an increase of 202,389 ounces or 41% from 492,484 ounces for YTD 2018. YTD 2019 production at Fosterville totaled 427,472 ounces, 195,549 ounces or 84% higher than 231,923 ounces for the same period in 2018, mainly reflecting a 74% improvement in the average grade, to 36.4 g/t from 20.9 g/t for YTD 2018. Production at Macassa totaled 184,918 ounces for YTD 2019, a 9% increase from 170,190 ounces for the same period in 2018, while YTD 2019 production at the Holt Complex of 82,483 ounces compared to production of 90,371 ounces for YTD 2018, reflecting both lower grades and reduced tonnes processed.

Revenue grows 52% versus YTD 2018: Revenue in YTD 2019 totaled $967.6 million, an increase of $332.0 million or 52% from $635.6 million in YTD 2018. The increase in revenue from YTD 2018 reflected a 41% increase in gold sales, to 701,296 ounces, which had a $261 million favourable impact on revenue compared to YTD 2018. The average realized gold price in YTD 2019 was $1,375 per ounce, an 8% increase from $1,275 per ounce for YTD 2018. The change in the gold price increased revenue by $70 million for YTD 2019 compared to the first nine months of 2018.

Solid unit cost performance: Production costs for YTD 2019 totaled $209.9 million compared to $202.8 million for the same period in 2018. Operating cash costs per ounce sold for YTD 2019 improved 25% year over year, to $296 for YTD 2019 versus $397 for YTD 2018. AISC per ounce sold averaged $584 for YTD 2019, 21% better than $738 for YTD 2018, reflecting both improved operating cash costs per ounce sold and lower sustaining capital expenditures per ounce sold versus the same period in 2018.

Higher growth capital expenditures: Growth capital expenditures for YTD 2019 totaled $137.1 million, excluding capitalized exploration expenditures, which compared to $65.6 million for YTD 2018. Macassa accounted for approximately $91.1 million of YTD 2019 capital expenditures, with $57.4 million relating to the #4 Shaft project and the remainder largely related to the thickened tails project and the construction of a new tailings impoundment area. Growth capital expenditures at Fosterville totalled $37.1 million for YTD 2019, largely related to the construction of a paste fill plant, a new ventilation system and new water treatment plant.

Continued focus on exploration: Exploration and evaluation expenditures (including capitalized exploration) totaled $115.9 million for YTD 2019, including $108.4 million of exploration and evaluation expenditures in Australia and $7.5 million in Canada.

Strong half-year cash flow generation: Net cash provided by operating activities for YTD 2019 totaled $672.3 million, a 97% increase from $341.5 million for YTD 2018. Free cash flow for YTD 2019 was a record $330.2 million, double the level for YTD 2018 of $165.6 million.

Significant growth in cash position: The Company’s cash position increased $283.6 million or 85% in the first nine months of 2019, to $615.8 million from $332.2 million at December 31, 2018.

YTD 2019 net earnings increase 134%: Net earnings for YTD 2019 totaled $390.9 million ($1.86 per basic share), an increase of $223.5 million or 134% from $167.4 million ($0.79 per basic share) for YTD 2018. The increase in net earnings compared to YTD 2018 largely reflected strong revenue growth and lower (expensed) exploration and evaluation expenses.

Solid growth in adjusted net earnings: The Company’s adjusted net earnings for YTD 2019 totaled $394.3 million ($1.88 per basic share), an increase of 122% from $177.6 million ($0.84 per basic share) for YTD 2018. The difference between net earnings and adjusted net earnings for YTD 2019 mainly reflected the exclusion from adjusted net earnings of purchase price allocation adjustments on inventory, severance costs as well as the impact of a mark-to-market loss on fair valuing warrant investments. The impact of fair valuing warrant investments and purchase price allocations adjustments on inventory were the key factors accounting for the difference between adjusted net earnings and net earnings for YTD 2018.
FULL-YEAR 2019 GUIDANCE

On December 11, 2018, Kirkland Lake Gold released full-year guidance for 2019 (see News Release dated December 11, 2018). Compared to the Company’s full-year 2018 results, the Company’s 2019 guidance included strong production growth, improved unit costs and a continued strong commitment to exploration and growth. Since December 11, 2018, there are have been two improvements to the Company’s full-year 2019 guidance, the first being included in the Company’s fourth quarter and full-year 2019 financial and operating results, issued on February 21, 2019, and the second being issued on May 7, 2019 as part of the Company's first quarter 2019 results. There were no revisions to guidance as part of the second quarter 2019 financial results, which were released on July 30, 2019. The Company's full-year 2019 guidance as at July 30, 2019, is provided in the table below.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 Guidance (as at July 30, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	240 - 250	140 - 150	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (3)	$400 - $420	$660 - $680	$130 - $150	$285 - $305
AISC/ounce sold ($/oz) (3)				$520 - $560
Operating cash costs (3)				$290 - $300
Royalty costs				$25 - $30
Sustaining and growth capital(3)				$150 - $170
Growth capital(3)(4)				$155 - $165
Exploration and evaluation(5)				$100 - $120
Corporate G&A(6)				$26 - $28

(1)	Full-year 2019 guidance as at July 30, 2019

(2)
Production and operating cash cost guidance for the Holt Complex for full-year 2019 includes results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
See “Non-IFRS Measures” set out starting on page 30 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.33 and a US$ to A$ exchange rate of 1.41.

(4)
Growth capital expenditure guidance for full-year 2019 excludes $19.8 million of capital expenditures related to the Macassa #4 shaft project, which are being recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(5)
Exploration and evaluation expenditures guidance for full-year 2019 include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(6)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

Effective Q1 2019, the Company combined the Holt, Holloway and Taylor mines into one segment, the Holt Complex, for the purpose of establishing and reporting performance against guidance. As a result, production, costs and expenditures for the Holt, Holloway and Taylor mines, all of which utilize the Holt Mill for processing, have been combined into one segment. Previously, production, costs and expenditures from these mines were reported separately, with processing costs allocated based on the proportion of production coming from each mine in each reporting period.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

YTD 2019 Results

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	184,918	82,483	427,472	694,873
Operating cash costs/ounce sold ($/oz)(1)	$397	$948	$126	$296
AISC/ounce sold ($/oz)(1)				$584
Operating cash costs (1)				$207.3
Royalty costs				$25.4
Sustaining capital(1)				$140.0
Growth capital (excluding capitalized exploration)(1)(3)				$137.1
Exploration (including capitalized exploration)(4)				$115.9
Corporate G&A expense(5)				$26.3

(1)
See “Non-IFRS Measures” set out starting on page 30 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.32 and a US$ to A$ exchange rate of 1.43.

(2)	Production, cost and expenditure results in YTD 2019 include results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
Growth capital expenditures exclude $19.8 million of capital expenditures related to the Macassa #4 shaft project, which have been recorded as capital expenditures in YTD 2019, but were paid in cash on an advanced basis in 2018. Growth capital expenditures, excluding capitalized exploration expenditures in 2018 totaled $103.8 million ($123.6 million including the $19.8 million of pre-paid expenditures).

(4)
Exploration and evaluation expenditures include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are being included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(5)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

•
Gold production for YTD 2019 totaled 694,873 ounces, a 41% increase from YTD 2018 driven by record production at both Fosterville and Macassa. The Company ended the first nine months of 2019 well positioned to achieve its improved full-year 2019 consolidated production guidance of 950,000 - 1,000,000 ounces of gold, with production at both Fosterville and the Holt Complex expected to increase in the fourth quarter from Q3 2019 levels. At Fosterville, production in the final quarter of 2019 is expected to increase from the 158,327 ounces produced in Q3 2019 due to continued improvement in average grades from production in the Swan Zone, with the mine remaining on track to easily achieve full-year 2019 guidance. Production at the Holt Complex is expected to increase in the fourth quarter, with higher levels of production compared to Q3 2019 expected to come from all three mines. Macassa ended YTD 2019 with production of 184,918 ounces, with the mine entering the final quarter of 2019 on track to achieve full-year 2019 guidance of 240,000 - 250,000 ounces.

•	Production costs for YTD 2019 totaled $209.9 million. Operating cash costs for the first half of the year totaled $207.3 million, in line with target levels.

•
Operating cash costs per ounce sold for YTD 2019 averaged $296, in line with full-year 2019 guidance of $285 - $305. For YTD 2019, both Fosterville and Macassa achieved operating cash costs per ounce sold better than the respective target ranges, in both cases due to higher than planned average grades. At Fosterville, operating cash costs per ounce sold averaged $126 compared to guidance of $130 - $150, while Macassa’s operating cash costs per ounce sold averaged $397 versus a target range of $400 - $420. Operating cash costs per ounce sold at the Holt Complex averaged $948, well above the target range of $660 - $680. While unit costs are expected to improve at the Holt Complex in the fourth quarter, the operation is not expected to achieve the full-year 2019 operating cash cost guidance as at July 30, 2019 (see section entitled “Revisions to Full-Year 2019 Guidance”).

•
AISC per ounce sold for YTD 2019 averaged $584, above full-year 2019 guidance of $520 - $560, reflecting higher than planned sustaining capital expenditures at all three of the Company’s operations, mainly related to additional investments for capital development, equipment purchases and infrastructure projects, largely involving enhancements to milling facilities.

•	Royalty costs for YTD 2019 totaled $25.4 million compared to full-year 2019 guidance of $25 - $30 million.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

•
Sustaining capital expenditures for YTD 2019 totaled $140.0 million and was tracking ahead of the existing full-year 2019 guidance of as at July 30, 2019 of $150 - $170 million. The level of sustaining capital expenditures during YTD 2019 reflected higher than planned sustaining capital expenditures at Macassa, Fosterville and the Holt Complex.

•
Growth capital expenditures totalled $137.1 million for YTD 2019 (excluding capitalized exploration), which compared to full-year 2019 guidance of $155 - $165 million. Of total growth capital expenditures for YTD 2019, Macassa accounted for $91.1 million, with approximately $57.4 million relating to the #4 shaft project and the remainder largely funding a thickened tails project and the construction of a new tailings impoundment area. Fosterville accounted for $37.1 million of growth capital expenditures for YTD 2019, mainly related to the mine’s three key projects, including the new ventilation system, the paste fill plant and a new water treatment plant.

•
Exploration and evaluation expenditures for YTD 2019 totaled $115.9 million (including capitalized exploration), which compared to full-year 2019 guidance of $100 - $120 million. Of total exploration expenditures, approximately $108.4 million were in Australia, including $82.0 million in the Northern Territory and $26.4 million at Fosterville. During Q3 2019, the Company continued to progress with advanced exploration work in the Northern Territory, including increasing underground development and drilling in support of a potential resumption of operations. Subsequent to the end of Q3 2019, the Company commenced test processing of Lantern Deposit material at the Union Reefs mill as part of the advanced exploration program. Drilling at Fosterville focused on underground drilling in the Lower Phoenix and Harrier systems, surface drilling at Robbin’s Hill, as well as exploration work at a number of regional targets. In Canada, exploration expenditures for YTD 2019 totaled $7.5 million and mainly focused on drilling at Macassa as well as regional exploration around the Holt Complex.

•	Corporate G&A expense for YTD 2019 totaled $26.3 million compared to full-year 2019 guidance of $26 - $28 million.
REVISIONS TO FULL-YEAR 2019 GUIDANCE

Following completion of Q3 2019, the Company announced on November 6, 2019 a number of revisions to full-year 2019 guidance. The Company consolidated production and operating cash cost per ounce sold guidance for full-year 2019 remain unchanged as continued strong results at Fosterville and Macassa are expected to offset changes in production and operating cash cost per ounce sold guidance at the Holt Complex. Full-year 2019 production guidance at the Holt Complex was revised from 140,000 - 150,000 ounces to 120,000 - 130,000 ounces largely reflecting a slower than planned ramp up at the Holloway mine as well as lower than planned production levels at both Holt Mine and Taylor Mine for YTD 2019. Operating cash cost per ounce sold guidance for the Holt Complex was revised to $920 - $940 from $660 - $680 previously. On October 9, 2019, the Company announced that it is reviewing the future plans for the Holt Complex.

The Company’s sustaining capital expenditure guidance has increased to $170 - $190 million from $150 - $170 million, with the increase mainly reflecting additional capital development at both Fosterville and Macassa, including new equipment and infrastructure enhancements. Growth capital expenditure guidance was increased from $155 - $165 million to $175 - $185 million, reflecting higher levels of investment at Macassa, primarily related to the #4 shaft project. At the #4 shaft, the Company has taken over from the general contractor and, as a result, has purchased the sinking plant and related equipment now as opposed to spreading these costs out over the life of the project. The project remains on track for phase 1 completion during the second quarter of 2022 at a capital cost of approximately $240 million. Full-year 2019 guidance for exploration and evaluation expenditures, including capitalized exploration expenditures, was increased to $120 - $140 million from $100 - $120 million, with the increase reflecting an acceleration of the advanced exploration program in the Northern Territory. Subsequent to the end of Q3 2019, the Company commenced test processing at the Union Reefs Mill, with plans to produce over 10,000 ounces before the end of 2019, with proceeds from gold sales to be accounted for as a reduction in capital. Results of this work could lead to a resumption of operations in the Northern Territory as early as the beginning of 2020. Full-year 2019 guidance for royalty costs was revised to $30 - $35 million from $25 - $30 million reflecting higher than planned sales and gold prices over the first nine months of the year. Corporate G&A cost guidance for full-year 2019 was revised to $30 - $35 million from $26 - $28 million previously. The Company’s guidance for full-year 2019 as at November 6, 2019 is provided below.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

2019 Guidance (as at November 6, 2019)(1)

($ millions unless otherwise stated)	Macassa	Holt Complex(2)	Fosterville	Consolidated
Gold production (kozs)	240 - 250	120 - 130	570 - 610	950 - 1,000
Operating cash costs/ounce sold ($/oz) (3)	$400 - $420	$920 - $940	$130 - $150	$285 - $305
AISC/ounce sold ($/oz) (3)				$520 - $560
Operating cash costs (3)				$290 - $300
Royalty costs				$30 - $35
Sustaining and growth capital(3)				$170 - $190
Growth capital(3)(4)				$175 - $185
Exploration and evaluation(5)				$120 - $140
Corporate G&A(6)				$30 - $35

(1)	Full-year 2019 guidance as at November 6, 2019

(2)
Production and operating cash cost guidance for the Holt Complex for full-year 2019 includes results for the Holloway mine, which resumed operations during Q1 2019, as one of three mines included in the Holt Complex.

(3)
See “Non-IFRS Measures” set out starting on page 30 of this MD&A for further details. The most comparable IFRS Measure for operating cash costs is production costs, as presented in the Consolidated Statements of Operations and Comprehensive Income, and total additions and construction in progress for sustaining and growth capital. Operating cash costs per ounce and AISC per ounce sold are comparable to production costs on a unit basis. Operating cash costs, operating cash cost per ounce sold and AISC per ounce sold reflect an average US$ to C$ exchange rate of 1.32 and a US$ to A$ exchange rate of 1.43.

(4)
Growth capital expenditure guidance for full-year 2019 excludes $19.8 million of capital expenditures related to the Macassa #4 shaft project, which are being recorded as capital expenditures in 2019, but were paid in cash on an advanced basis in 2018.

(5)
Exploration and evaluation expenditures guidance for full-year 2019 include both expensed and capitalized exploration expenditures. All capitalized expenditures related to the Northern Territory are included in exploration and evaluation expenditures consistent with the advanced exploration program being carried out in the Northern Territory in 2019.

(6)	Includes general and administrative costs and severance payments. Excludes non-cash share-based payment expense.

LONGER-TERM OUTLOOK

Kirkland Lake Gold is committed to generating returns for shareholders by achieving high levels of operational excellence, effectively allocating capital and growing low-cost, high-margin production. The Company has achieved significant growth over the last three years, growing production from 596,405 ounces in 2017 to 723,701 ounces in 2018, with plans to reach a million ounces of annual production from existing mines as early as 2019. Over the next five years, the Company has the potential to achieve additional increases in production, to well over one million ounces of low-cost production, through the completion of the Macassa #4 Shaft project, which is expected to grow production to well over 400,000 ounces per year, continued growth at Fosterville through continued exploration success, and by pursuing opportunities for new, profitable production from the Northern Territory assets in Australia as well as at other assets in the Company’s portfolio. Kirkland Lake Gold’s significant cash balance and strong financial position provides financial flexibility to support the Company’s growth plans, including continued aggressive exploration of both near-term and longer-term opportunities on the Company’s district-scale land positions in Canada and Australia.

EXTERNAL PERFORMANCE DRIVERS

The Company’s results of operations, financial position, financial performance and cash flows are affected by various business conditions and trends. The variability of gold prices, fluctuating currency rates and increases and/or decreases in costs of materials and consumables associated with the Company’s mining activities are the primary economic factors that have impacted financial results during the three and nine months ended September 30, 2019. The Company’s key internal performance drivers are production volumes and costs which are discussed throughout this MD&A, specifically in sections, “Review of Operating Mines” and “Review of Financial and Operating Performance”. The key external performance drivers are the price of gold and foreign exchange rates.

Gold Price

The price of gold is a significant external factor affecting profitability and cash flow of the Company and therefore, the financial performance of the Company is expected to be closely linked to the price of gold. The price of gold is subject to volatile fluctuations over short periods of time and can be affected by numerous macroeconomic conditions, including supply and demand factors, value of the US dollar, interest rates, and global economic and political issues.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

At September 30, 2019, the gold price closed at $1,485 per ounce (based on the closing price on the London Bullion Market Association (“LBMA”) pm fix), which is 5% higher than the closing gold price of $1,409 per ounce on June 30, 2019 and 16% higher than the closing gold price on December 31, 2018 of $1,282 per ounce. The Company’s average realized gold price for Q3 2019 was $1,482 per ounce, which compared to an average realized gold price of $1,204 per ounce in Q3 2018 and $1,320 per ounce in Q2 2019. The Company’s average realized gold price for YTD 2019 was $1,375 per ounce versus $1,275 per ounce for the same period in 2018.

As at September 30, 2019, the Company did not have a precious metals hedging program and management believes the Company is well positioned to benefit from potential increases in the price of gold while continuing to focus on cost management, mine efficiencies and low-cost gold production from its existing mines in order to mitigate against gold price decreases.

Foreign Exchange Rates

The Company’s reporting currency is the US dollar; however, the operations are located in Canada and Australia, where its functional currencies are the Canadian and Australian dollars, respectively. Consequently, the Company’s operating results are influenced significantly by changes in the US dollar exchange rates against these currencies. Weakening or strengthening Canadian and Australian dollars respectively decrease or increase costs in US dollar terms at the Company’s Canadian and Australian operations, as a large portion of the operating and capital costs are denominated in Canadian and Australian dollars.

As at September 30, 2019, the Canadian dollar closed at $0.7553 against the US dollar (compared to $0.7639 at June 30, 2019) and the Australian dollar closed at $0.6749 (compared to $0.7020 at June 30, 2019). The average rates for Q3 2019 for the Canadian and Australian dollars were $0.7575 and $0.6852, respectively, against the US dollar. The average rate for the Canadian and Australian dollars in Q3 2018 were $0.7651 and $0.7318, respectively, while the averages in Q2 2019 were $0.7477 and $0.7001, respectively.

Consistent with gold prices, currency rates can be volatile and fluctuations can occur as a result of different events, including and not limited to, global economies, government intervention, interest rate changes and policies of the U.S., Canadian and Australian governments. As at September 30, 2019, the Company did not have a foreign exchange hedging program in place.

REVIEW OF FINANCIAL PERFORMANCE

The following discussion provides key summarized consolidated financial and operating information for the three and nine months ended September 30, 2019 and 2018.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

(in thousands except per share amounts)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018

Revenue	$381,430	$222,701	$967,609	$635,591

Production costs	(73,664)	(64,851)	(209,865)	(202,828)
Royalty expense	(10,430)	(6,600)	(25,430)	(18,835)
Depletion and depreciation	(41,692)	(35,968)	(116,056)	(96,400)
Earnings from mine operations	255,644	115,282	616,258	317,528

Expenses
General and administrative(1)	(10,559)	(6,021)	(34,789)	(22,249)
Exploration and evaluation	(5,897)	(20,341)	(24,133)	(52,807)
Care and maintenance	(541)	(416)	(952)	(1,455)
Earnings from operations	238,647	88,504	556,384	241,017

Finance and other items
Other income (loss), net	13,850	(5,759)	6,349	3,895
Finance income	2,198	914	4,993	2,575
Finance costs	(576)	(682)	(1,586)	(2,513)

Earnings before taxes	254,119	82,977	566,140	244,974
Current income tax expense	(50,946)	(8,001)	(127,158)	(23,673)
Deferred tax expense	(26,569)	(19,091)	(48,037)	(53,893)

Net earnings	$176,604	$55,885	$390,945	$167,408

Basic earnings per share	$0.84	$0.27	$1.86	$0.79
Diluted earnings per share	$0.83	$0.26	$1.85	$0.79

(1)
General and administrative expense for Q3 2019 include general and administrative expenses of $7.9 million ($5.6 million in Q3 2018 and $9.8 million in Q2 2019) and share based payment expense of $2.7 million ($0.5 million in Q3 2018 and $2.4 million in Q2 2019).

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue

Revenue in Q3 2019 totaled $381.4 million, an increase of $158.7 million or 71% from $222.7 million in Q3 2018. Of the increase in revenue, $86 million related to a 71,759 ounce or 39% increase in total gold sales, to 256,276 ounces. The primary factors driving the increase in sales were higher grades and increased mill throughput at Fosterville, where gold sales grew by 70,364 ounces or 73%, to 166,903 ounces. The realized gold price in Q3 2019 averaged $1,482 per ounce, a 23% improvement from $1,204 per ounce for the same period in 2018. The higher gold price had an $71 million favourable impact on the change in revenue versus Q3 2018.

Q3 2019 revenue increased $100.1 million or 36% from $281.3 million the previous quarter, with $58 million related to a 44,185 ounce or 21% increase in gold sales from Q3 2019 from 212,091 ounces the previous quarter. Gold sales increased quarter over quarter at all three mining operations, with Fosterville’s gold sales growing 33,422 ounces or 25% reflecting increased production levels. Gold sales at Macassa of 62,583 ounces were 7,573 ounces or 14% higher, while gold sales from the Holt Complex increased 3,190 ounces or 14% quarter over quarter, to 26,790 ounces. Contributing $42 million to the increase in revenue was a higher average realized gold price, which increased 12% to $1,482 per ounce from $1,320 per ounce in Q2 2019.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue in YTD 2019 totaled $967.6 million, an increase of $332.0 million or 52% from $635.6 million in YTD 2018. The increase in revenue from YTD 2018 reflected a 41% increase in gold sales, to 701,296 ounces, which had a $261 million favourable impact on revenue compared to YTD 2018. The average realized gold price in YTD 2019 was $1,375 per ounce, an 8% increase from $1,275 per ounce for YTD 2018. The change in the gold price increased revenue by $70 million for YTD 2019 compared to the first nine months of 2018. The strong growth in gold sales was driven by Fosterville, where gold sales rose 85% to 432,432 ounces. Gold sales at Macassa increased 9%, to 184,898 ounces due to a higher average grade, which more than offset lower tonnes processed. Gold sales at Holt Complex for YTD 2019 totaled 83,966 ounces versus 93,255 ounces for the same period in 2018.

Earnings from Mine Operations

Earnings from mine operations in Q3 2019 totaled $255.6 million, an increase of 122% from $115.3 million in Q3 2018. The increase mainly reflected higher levels of revenue versus the same period in 2018. Production costs in Q3 2019 totaled $73.7 million compared to $64.9 million in Q3 2018, with the increase largely related to the resumption of operations at the Holloway Mine in Q1 2019. Depletion and depreciation costs totaled $41.7 million, which compared to $36.0 million in Q3 2018, as the impact of higher production volumes in Q3 2019 more than offset a reduction in depletion and depreciation expense on a per ounce produced basis driven by a larger depletion and depreciation base. Royalty expense in Q3 2019 totaled $10.4 million versus $6.6 million in Q2 2018, mainly reflecting the significant growth in gold sales versus Q3 2018.

Q3 2019 earnings from mine operations of $255.6 million compared to earnings from mine operations of $175.3 million the previous quarter, with the increase reflecting higher levels of revenue in Q3 2019. Production costs, depletion and depreciation costs and royalty expense were all higher in Q3 2019 compared to the previous quarter, mainly reflecting higher production and sales volumes.

For YTD 2019, earnings from mine operations totaled $616.3 million, an increase of 94% from $317.5 million for YTD 2018. The year-over-year increase mainly resulted from strong revenue growth. Production costs totaled $209.9 million compared to $202.8 million for YTD 2018. Depletion and depreciation costs increased to $116.1 million from $96.4 million for YTD 2018, while royalty expense totaled $25.4 million versus $18.8 million for YTD 2018, with higher sales volumes accounting for the increase.

Unit Cost Performance (See Non-IFRS measures)

Operating cash costs per ounce sold averaged $287, a $64 or 18% improvement from $351 in Q3 2018 and 8% better than $312 the previous quarter. Compared to Q3 2018, the improvement largely reflected increased sales volumes resulting from a 41% increase in the Company’s average grade, to 18.8 g/t from 13.3 g/t for the same period, with average grades at Fosterville and Macassa increasing 63% and 21%, respectively. The improvement from the previous quarter was mainly due to higher gold sales driven by both improved grades and increased mill throughput at Fosterville and Macassa. The average grade of 18.8 g/t in Q3 2019 compared to an average grade of 18.4 g/t the previous quarter with the impact of higher grades at Fosterville and Macassa being partially offset by significantly higher tonnes processed at lower average grades at the Holt Complex.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating cash costs per ounce sold for YTD 2019 improved 25% year over year, to $296 for YTD 2019 versus $397 for YTD 2018. The increase resulted from the favourable impact on sales of a 45% increase in the average grade (18.3 g/t versus 12.6 g/t in YTD 2018), which more than offset the higher operating cash costs for YTD 2019, $207.3 million versus $197.2 million for YTD 2018. Increases of 74% and 23%, respectively, in the average grades at Fosterville and Macassa drove the increase in the consolidated average grade in Q3 2019.

AISC per ounce sold in Q3 2019 averaged $562, $83 or 13% better than Q3 2018, with lower operating cash costs per ounce sold largely accounting for the improvement. In addition, while sustaining capital expenditures increased to $48.3 million in Q3 2019 from $41.4 million in Q3 2018, they improved on a per ounce sold basis, to $188 per ounce sold in Q3 2019 from $224 per ounce sold for the same period in 2018 reflecting the favourable impact of higher sales volumes. Partially offsetting the favorable impact of lower operating costs and sustaining capital expenditures per ounce sold were higher royalty, share-based compensation and general and administrative expenses. For more information on other factors affecting all-in sustaining costs per ounce sold see the "Non-IFRS Measures" section beginning on page 30. Compared to the previous quarter, AISC per ounce sold of $562 in Q3 2019 improved 12% from $638 in Q2 2019, reflecting improved operating cash costs per ounce sold as well as lower sustaining capital expenditures on a quarter-over-quarter basis. Sustaining capital expenditures in Q3 2019 of $48.3 million or $188 per ounce sold compared to sustaining capital expenditures of $49.8 million or $235 per ounce sold the previous quarter.

For YTD 2019, AISC per ounce sold averaged $584, 21% better than $738 for YTD 2018, largely reflecting the favourable impact of higher average grades on production and sales levels for YTD 2019 versus the same period in 2018. In addition to the $101 or 25% improvement in operating cash costs per ounce, the change in AISC also reflected a $57 per ounce or 22% reduction in sustaining capital expenditures per ounce sold for YTD 2019, to $200 per ounce from $257 per ounce for YTD 2018.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Expenses

Corporate G&A expense (excluding share-based payments expense and transaction costs) totaled $7.9 million compared to $5.6 million in Q3 2018 and $9.8 million the previous quarter. The increase from Q3 2018 largely related to the expansion of corporate capabilities in both Canada and Australia in support of the Company's continued growth. Share based payment expense in Q3 2019 totaled $2.7 million versus $0.5 million for the same period in 2018 and $2.4 million the previous quarter. The increase in share-based payment expense from Q3 2018 largely related to share-price appreciation, resulting in greater mark-to-market values for the Company’s outstanding deferred-share units. YTD corporate G&A expense totaled $26.3 million compared to $18.3 million for YTD 2018. Share based payment expense for YTD 2019 totaled $8.5 million versus $3.9 million for YTD 2018.

Exploration and evaluation expenditures (expensed) in Q3 2019 totaled $5.9 million versus $20.3 million in Q3 2018 and $6.2 million the previous quarter. As a result of a review of the Company's drilling programs during Q2 2019, and the extent to which drilling is being completed contiguous to, and for the purpose of extending existing mining areas, a greater proportion of exploration expenditures beginning in Q2 2019 and continuing through Q3 2019 were capitalized compared to previous quarters. YTD 2019 exploration and evaluation expenditures (expensed) totaled $24.1 million versus $52.8 million for YTD 2018.

Other income in Q3 2019 totaled $13.9 million, which compared to other loss of $5.8 million in Q3 2018 and other loss of $5.4 million the previous quarter. Other income in Q3 2019 mainly resulted from a $13.7 million unrealized and realized foreign exchange gain, due mainly to the weakening of the Australian dollar against the US dollar during Q3 2019. Other loss in Q3 2018 resulted from a $6.4 million mark-to-market loss on fair valuing the Company’s warrant investments, partially offset by a $0.6 million unrealized and realized foreign exchange gain. Other loss in Q2 2019 reflected a $4.5 million unrealized and realized foreign exchange loss, largely reflecting the strengthening of the Canadian dollar relative to the US and Australian dollars during Q2 2019, as well as a $0.9 million mark-to-market loss on fair valuing warrants. For YTD 2019, other income totaled $6.3 million as an unrealized and realized foreign exchange gain of $7.1 million was only partially offset by a $0.9 million mark-to-market loss related to fair valuing of the Company’s warrant investments. For YTD 2018, other income totaled $3.9 million, as an unrealized and realized foreign exchange gain of $11.0 million was only partially offset by a $7.3 million market-to-market loss on the fair valuing of warrants.

Finance costs in Q3 2019 totaled $0.6 million, mainly reflecting interest expense on financial leases and other loans. Finance costs totaled $0.7 million in Q3 2018 and $0.3 million the previous quarter. YTD 2019 finance costs totaled $1.6 million versus $2.5 million for YTD 2018.

Finance income, mainly related to interest income on bank deposits, totaled $2.2 million in Q3 2019 versus $0.9 million for the same period in 2018 and $1.4 million the previous quarter. YTD 2019 finance income totaled $5.0 million compared to $2.6 million for YTD 2018, with the increase reflecting higher cash balances during the first nine months of 2019 versus the same period in 2018.

Income tax expense in Q3 2019 included current income tax expense of $50.9 million and deferred income tax expense of $26.6 million. In Q3 2018, current income tax expense totaled $8.0 million, with deferred income tax expense totalling $19.1 million with the high level of deferred income tax expense resulting from the utilization of $24.6 million of deferred tax assets in respect of loss carryforwards during Q3 2018 to reduce current income tax expense. Q2 2019 included current income tax expense of $35.3 million and deferred income tax expense of $12.9 million. The Company’s effective tax rate in Q3 2019 was 30.5%, which compared to 32.7% in Q3 2018 and 31.6% in the previous quarter. For YTD  2019, current income tax expense totaled $127.2 million versus $23.7 million for YTD 2018, while deferred income tax expense for YTD 2019 was $48.0 million compared to $53.9 million for the same period in 2018. The higher levels of deferred income tax expense compared to current income tax expense for YTD 2018 resulted from the utilization of $53.3 million of deferred tax assets in respect of loss carryforwards during the first three quarters of 2018 to reduce current income tax expense. The Company’s effective tax rate for YTD 2019 was 30.9% compared to 31.7% for YTD 2018.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Net earnings in Q3 2019 total $176.6 million or $0.84 per basic share

Net earnings in Q3 2019 totaled $176.6 million ($0.84 per basic share) an increase of $120.7 million or 216% from $55.9 million ($0.27 per basic share) in Q3 2018 and $72.4 million or 69% from $104.2 million ($0.50 per basic share) the previous quarter. The increase in net earnings and earnings per share from Q3 2018 largely resulted from a 71% increase in revenue, reflecting both higher volumes and gold prices, lower expensed exploration and evaluation expenditures, the impact of a $13.7 million pre-tax unrealized and realized foreign exchange gain ($9.5 million after income taxes), which was included in other income and a reduction in the effective tax rate. Partially offsetting these factors were higher production costs, increased depletion and depreciation costs, higher corporate G&A expense and increased royalty expense. The increase in net earnings from Q2 2019 reflected the favourable impact of higher gold sales and gold prices on revenue, the contribution of foreign exchange gains to other income, lower corporate G&A and a lower effective tax rate. These factors were partially offset by higher depletion and depreciation expense, production costs and royalty expense.

Net earnings for YTD 2019 totaled $390.9 million ($1.86 per basic share), an increase of $223.5 million or 134% from $167.4 million ($0.79 per basic share) in YTD 2018. The increase in net earnings and earnings per share was driven by strong revenue growth and lower exploration and evaluation expense. Partially offsetting these favourable factors were higher depletion and depreciation costs, corporate G&A costs and higher royalty expense resulting from increased sales volumes.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted net earnings (Non-IFRS) in Q3 2019 total $176.6 million or $0.84 per basic share

The Company's adjusted net earnings in Q3 2019 totaled $176.6 million ($0.84 per basic share), $115.2 million or 188% higher than $61.4 million ($0.29 per basic share) in Q3 2018 and an increase of $71.1 million or 67% from $105.5 million ($0.50 per basic share) the previous quarter. There was no difference between net earnings and adjusted net earnings in Q3 2019. The difference between net earnings and adjusted net earnings in Q3 2018 mainly reflected the exclusion of a $6.4 million ($5.5 million after income tax) mark-to-market loss on the fair valuing the Company’s warrant investments. The difference between net earnings and adjusted net earnings in Q2 2019 related to the exclusion from adjusted net earnings of a $0.9 million ($0.8 million after income tax) mark-to-market loss on fair valuing the Company’s warrants and $0.8 million ($0.6 million after income tax) of severance costs.

Adjusted net earnings for YTD 2019 totaled $394.3 million ($1.88 per basic share), which compared to $177.6 million ($0.84 per basic share) for YTD 2018. The difference between net earnings and adjusted net earnings for YTD 2019 mainly reflected the exclusion from adjusted net earnings of a $2.3 million ($1.6 million after income tax) loss related to purchase price allocation adjustments on inventories, $1.2 million ($0.9 million after income tax) of severance costs, and $0.9 million ($0.8 million after income tax) of mark-to-market losses on the fair valuing of the Company’s warrants. The difference between adjusted net earnings and net earnings for YTD 2018 reflected the exclusion from adjusted net earnings of a $7.3 million ($6.4 million after income tax) mark-to-market loss on fair valuing the Company’s warrants, as well as the unfavourable impact of $5.4 million ($3.8 million after income tax) of purchase price allocation adjustments on inventories.

Q3 2019 net cash provided by operating activities of $316.8 million, free cash flow (Non-IFRS) totals $181.3 million

Cash totaled $615.8 million at September 30, 2019, an increase of $283.6 million or 85% from $332.2 million at December 31, 2018 and $146.4 million or 31% from $469.4 million at June 30, 2019. The increase in cash during Q3 2019 mainly reflected $316.8 million of net cash provided by operating activities for the quarter, which compared to $129.3 million and $179.7 million in Q3 2018 and Q2 2019, respectively. The increases from both prior periods mainly resulted from strong earnings growth compared to the same period in 2018, as well as a favourable impact from changes in non-cash working capital.

Among the main uses of cash during Q3 2019 was $139.6 million of net cash used for investing activities, which compared to $130.3 million in Q3 2018 and $102.3 million the previous quarter. The increase in Q3 2019 compared to both prior periods largely resulted from higher levels of capital expenditures in support of both the Company growth projects and current operations. Compared to Q3 2018, the impact of higher capital expenditures was partially offset by increased investments in public and private entities in Q3 2018, mainly reflecting the use of $48.1 million to acquire 32.6 million common shares of Osisko Mining Inc. Contributing to the increase versus the previous quarter was the release of $22.2 million of previously-restricted cash during Q2 2019 following changes in security requirements related to rehabilitation performance guarantees.

Net cash used in financing activities in Q3 2019 totaled $12.1 million versus $38.8 million in Q3 2018 and $21.6 million the previous quarter. The reduction in Q3 2019 compared to both prior periods, related to the repurchase of common shares. There

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

were no share repurchases through the Company's Normal Course Issuer Bid ("NCIB") during Q3 2019. In Q3 2018, the Company used $29.8 million to repurchase 1.6 million common shares, while a total of $12.8 million was used in Q2 2019 to repurchase 0.4 million common shares. During Q3 2019, $8.4 million of net cash was used for a dividend payment of $0.04 per share on July 12, 2019, representing the first quarterly dividend payment to be paid in US dollars. During Q3 2018, $4.8 million of cash was used for dividend payments, reflecting a dividend of C$0.03 per share, which was paid on July 13, 2018. In Q2 2019, $6.3 million was used for a dividend payment of C$0.04 per share, which was paid on April 12, 2019.

For YTD 2019, net cash provided by operating activities totaled $672.3 million, an increase of $330.8 million or 97% from $341.5 million for YTD 2018. Net cash used in investing activities for YTD 2019 totaled $327.9 million, an increase of $83.1 million or 34% from $244.8 million in YTD 2018. The increase reflected higher levels of growth and sustaining capital expenditures for YTD 2019, partially offset by a $54.9 million reduction in cash used for investments in public and private entities during YTD 2019 versus YTD 2018. Net cash used in financing activities for YTD 2019 totaled $43.4 million, which compared to $60.9 million for the same period in 2018. The reduction largely reflected lower net cash used for share repurchases through the NCIB ($12.8 million used to repurchase 0.4 million common shares during YTD 2019 versus $30.8 million used to repurchase 1.6 million common shares for the same period in 2018). Dividend payments for YTD 2019 totaled $21.1 million, an increase of $9.6 million or 83% from $11.5 million for YTD 2018. The increase in dividend payments reflected two increases to the quarterly dividend since the end of Q3 2018.

Free cash flow in Q3 2019 totaled $181.3 million, more than triple the free cash flow levels achieved in Q3 2018 ($53.1 million) and Q2 2019 ($54.4 million). The increase in Q3 2019 compared to both prior periods resulted from significant growth in net cash provided by operating activities, which was only partially offset by higher levels of capital expenditures in Q3 2019. For YTD 2019, free cash flow totaled $330.2 million, an increase of $164.6 million or 99% from $165.6 million for YTD 2018 as the impact of a 97% increase in net cash provided by operating activities, was only partially offset by increases of 69% and 181%, respectively, in mineral property additions and additions to property, plant and equipment.

REVIEW OF OPERATING MINES

Canadian Mine Operations

Macassa Mine Complex

The Macassa Mine is located in the Municipality of Kirkland Lake, within Teck Township, District of Timiskaming, in the northeast of the province of Ontario, Canada which is approximately 600 km north of Toronto, Canada. Macassa is the Company’s flagship Canadian mining operation. Situated in one of Canada’s most historic and renowned gold mining districts, the Kirkland Lake Camp, Macassa had proven and probable reserves totaling 3.2 million tonnes grading an average of 21.9 g/t for 2.25 million ounces as at December 31, 2018.

Operating results	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018

Total Ore Milled (t)	85,834	92,503	236,505	268,945
Average Grade (g/t)	23.3	19.2	24.8	20.2
Gold Contained (oz)	64,316	57,115	188,677	174,475
Recovery (%)	97.8%	97.3%	98.0%	97.5%
Gold Produced (oz)	62,945	55,582	184,918	170,190
Gold Sold (oz)	62,583	54,103	184,898	170,191
Development metres - operating	867	1,311	2,546	2,955
Development metres - capital	865	1,468	3,793	5,412
Production costs	$26,621	$23,772	$73,612	$76,520
Operating cash costs per ounce sold(1)	$425	$439	$397	$449
AISC per ounce sold(1)	$689	$722	$687	$739
Total capital expenditures (in thousands)	$46,985	$34,973	$157,495	$72,354

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 30-36 of this MD&A.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

The Macassa Mine produced 62,945 ounces in Q3 2019, a 13% increase from 55,582 ounces in Q3 2018 and 28% higher than 49,196 ounces the previous quarter. Production in Q3 2019 resulted from processing 85,834 tonnes at an average grade of 23.3 g/t with average recoveries of 97.8%. The change in production from Q3 2018 reflected a higher average grade (19.2 g/t in Q3 2018) resulting from increased mining of high-grade stopes around the 5600, 5700 and 5800 levels of the South Mine Complex ("SMC"). The increase compared to the previous quarter reflected both an increase in the average grade and higher tonnes processed. Tonnes processed in Q3 2019 averaged 933 tonnes per day versus 799 tonnes per day in Q2 2019, when production levels were reduced by the impact of excessive water in the mine during the spring run-off, which limited the use of the lower loading pocket at the #3 shaft.

In Q3 2019, Macassa’s production costs totaled $26.6 million, which compared to $23.8 million in Q3 2018 and $24.6 million the previous quarter. The change from Q3 2018 was largely related to higher contractor costs for raise development and ore and waste pass development as well as higher maintenance costs related to commissioning of new equipment. The increase from the previous quarter mainly reflected higher mining and milling volumes. The mine’s operating cash costs per ounce sold for Q3 2019 averaged $425 compared to $439 in Q3 2018 and $446 the previous quarter. AISC per ounce sold for Q3 2019 averaged $689 versus $722 in Q3 2018 and $788 the previous quarter. The improvement from both prior periods resulted from lower operating cash costs per ounce sold as well as a reduction in sustaining capital expenditures. Sustaining capital expenditures totaled $13.2 million or $211 per ounces sold compared to $13.5 million or $250 per ounce sold in Q3 2018 and $16.6 million or $302 per ounce sold in Q2 2019. The reduction in sustaining capital expenditures compared to the previous quarter reflected lower levels of capital development, with there being a greater focus on operating and infrastructure development during Q3 2019, as well as higher costs related to the purchases of mobile equipment during Q2 2019.

Production at Macassa for YTD 2019 totaled 184,918 ounces, an increase of 9% from 170,190 ounces for the same period in 2018. The increase in production for YTD 2019 reflected a 23% improvement in the average grade, to 24.8 g/t from 20.2 g/t for YTD 2018. The impact of a higher average grade compared to YTD 2018 more than offset a reduction in tonnes milled in the first nine months of 2019 versus the same period a year earlier. Tonnes processed during YTD 2019 averaged 866 per day versus 985 per day for the same period in 2018.

Production costs for YTD 2019 at Macassa totaled $73.6 million, which compared to $76.5 million for the same period in 2018. The reduction from the previous year reflected lower tonnes mined and milled and improved rates of productivity resulting from the introduction of new, larger equipment and increased use of mechanization. Operating cash costs per ounce sold for YTD 2019 averaged $397, a 12% improvement from $449 for YTD 2018. The improvement from the first nine months of 2018 largely related to a reduction in operating cash costs as well as the favourable impact on sales volumes of a year-over-year improvement in the average grade. AISC per ounce sold for YTD 2019 averaged $687, a 7% improvement from $739 for YTD 2018. Sustaining capital expenditures for YTD 2019 totaled $45.3 million or $245 per ounce sold versus $43.2 million or $254 per ounce sold for the same period in 2018.

Growth projects: Growth capital expenditures at Macassa for YTD 2019 totaled $91.1 million. Of total growth expenditures, $57.4 million related to the #4 shaft project, with the remainder primarily related to work on a new tailings impoundment area and thickened tails projects. During Q3 2019, the #4 shaft project achieved a significant milestone, with the commencement of full-face sinking in August. As at November 6, 2019, the shaft had advanced over 600 feet. As of November 6, 2019, the project remained on track for phase one completion by the second quarter of 2022 at a estimated capital costs of $240.0 million.

Holt Mine Complex

The 100% owned Holt Mine Complex consists of three mines: The Holt Mine and Mill and the Holloway Mine, which are both located east of Matheson, approximately 20 km west of the Quebec border, within the Timmins Mining District in northeastern Ontario; and the Taylor Mine located 53 km east of Timmins, Ontario (approximately 68 km by road west of the Holt Mill). Mine production from the three mines is processed at the Holt Mill, on the Holt-Holloway property package. The Holt-Holloway property package is comprised of 48 separate property elements totaling 559 claims for an aggregate area of 11,528 hectares ("ha"). The Taylor Mine consists of 77 claims for a total area covering 3,080 ha. In total, the three mines comprise total proven and probable reserves estimated at 4.6 million @ 4.4 g/t for 643,283 ounces of gold as at December 31, 2018.

Beginning in Q1 2019, the Company began reporting production, cost and expenditure results for the Holt Complex as a reporting business segment. Previously, production from the three mines had been reported separately, with costs for processing at the Holt Mill being divided based respective throughput volumes. Prior periods addressed in this MD&A have been restated to combine the results for the three mines into the Holt Complex segment.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

On October 9, 2019, the Company announced that it is currently reviewing future plans for the Holt Complex operations.

Holt Complex

Operating results	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018

Total Ore Milled (t)	214,542	229,996	600,726	632,085
Average Grade (g/t)	4.2	4.8	4.5	4.7
Gold Contained (oz)	28,807	35,850	86,845	95,454
Recovery (%)	94.2%	94.7%	95.0%	94.7%
Gold Produced (oz)	27,128	33,955	82,483	90,371
Gold Sold (oz)	26,790	33,875	83,966	93,255
Development metres - operating	2,192	1,488	5,498	5,644
Development metres - capital	1,268	1,388	4,007	4,258
Production costs	$27,800	$22,867	$79,668	$67,107
Operating cash costs per ounce sold(1)	$1,037	$674	$948	$719
AISC per ounce sold(1)	$1,543	$995	$1,365	$1,098
Total capital expenditures (in thousands)	$16,380	$8,961	$38,453	$29,676

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 30-36 of this MD&A.

During Q3 2019, the Holt Complex produced 27,128 ounces based on processing 214,542 tonnes at an average grade of 4.2 g/t with average recoveries of 94.2%. Production in Q3 2019 compared to production of 33,955 ounces in Q3 2018 when a total of 229,996 tonnes were processed at an average grade of 4.8 g/t with average recoveries of 94.7%. The change from Q3 2018 reflected lower production at both the Holt and Taylor mines. At Holt, lower production levels compared to Q3 2018 resulted from a reduction in both tonnes processed and average grades. Lower production at Taylor resulted from reduced tonnes processed, which more than offset the impact of higher average grades in Q3 2019. Production in Q3 2019 of 27,128 ounces compared to production of 24,696 ounces the previous quarter when a total of 185,398 tonnes were processed at an average grade of 4.4 g/t with average recoveries of 95.0%. The increase from Q2 2019 reflected higher production at Holloway as mining continued to ramp up following the resumption of operations in the first quarter of 2019. Production at Holloway in Q3 2019 totaled 3,792 ounces compared to 1,564 ounces the previous quarter. Production from the Holt and Taylor mines was largely unchanged quarter over quarter.

In Q3 2019, production costs at the Holt Complex totaled $27.8 million, which compared to $22.9 million in Q3 2018 and $25.6 million the previous quarter. The increase in production costs compared to Q3 2018 mainly reflected production costs from the Holloway Mine in Q3 2019 following a decision to resume operations during the first quarter of the year. The increase in production costs from Q2 2019 largely reflected increased operating development at both the Holloway and Holt mines. Operating cash costs per ounce sold for Q3 2019 averaged $1,037, which compared to $674 in Q3 2018 and $1,085 the previous quarter. Excluding the impact of the Holloway Mine in Q3 2019 and Q2 2019, operating cash costs per ounces sold for Q3 2019 and Q2 2019 averaged $899 and $896, respectively. The increase in operating cash costs per ounce sold in Q3 2019 (excluding the impact of Holloway) compared to the same period in 2018 mainly reflected lower average grades at the Holt Mine. AISC per ounce sold for the Holt Complex averaged $1,543 in Q3 2019 versus $995 in Q3 2018 and $1,576 in Q2 2019. Excluding the impact of the Holloway Mine, AISC per ounce sold in Q3 2019 averaged $1,429 while Q2 2019 AISC per ounce sold averaged $1,289 (there were no all-in sustaining costs at Holloway Mine in Q3 2018). Excluding the impact of Holloway, the increase in AISC per ounce sold from Q3 2019 mainly reflected both higher operating cash costs per ounce sold and sustaining capital expenditures at the Holt Mine. Sustaining capital expenditures for the Holt Complex in Q3 2019 totaled $11.2 million or $419 per ounce sold, which compared to $8.3 million or $245 per ounce sold in Q3 2018 and $10.2 million or $434 per ounce sold the previous quarter. The reduction in sustaining capital expenditures on a per ounce sold basis in Q3 2019 versus Q2 2019 reflected a lower level of sustaining capital expenditures at the Holloway Mine during Q3 2019, reflecting reduced levels of capital development during the quarter. Excluding the impact of Holloway in both Q3 2019 and Q2 2019, sustaining capital expenditures for the Holt and Taylor mines totalled $9.9 million or $437 per ounce sold in Q3 2019, while sustaining capital expenditures for the two mines in Q2 2019 totaled $7.6 million or $334 per ounce sold.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

For YTD 2019, the Holt Complex produced 82,483 ounces from processing 600,726 tonnes at an average grade of 4.5 g/t with average recoveries of 95.0%. YTD 2019 production compared to 90,371 ounces for YTD 2018 when a total of 632,085 tonnes were processed at an average grade of 4.7 g/t with average recoveries of 94.7%. The reduction versus YTD 2018 reflected lower tonnes processed and lower average grades at Holt mine and reduced tonnes processed at Taylor. The Holloway Mine produced 6,413 ounces in YTD 2019 compared to 47 ounces for the same period in 2018 (resulting from the processing of stockpiled material) when the mine was on care and maintenance.

Production costs at the Holt Complex for YTD 2019 totaled $79.7 million ($63.9 million excluding production costs from the Holloway Mine). Production costs for YTD 2018 at the Holt Complex, which included production from only the Holt and Taylor mines, totaled $67.1 million. The reduction in production costs at Holt and Taylor for YTD 2019 compared to the same period in 2018 mainly reflected lower levels of operating development at the Taylor Mine. Operating cash costs per ounce sold averaged $948 for YTD 2019 ($821 excluding the impact of the Holloway mine), which compared to $719 for YTD 2018. The change from YTD 2018 mainly reflected the impact on sales volumes of lower average grades at the Holt Mine and reduced tonnes processed at both Holt Mine and Taylor Mine during YTD 2019. AISC per ounce sold for YTD 2019 averaged $1,365 ($1,202 excluding the impact of the Holloway mine) versus $1,098 for YTD 2018. Sustaining capital expenditures totaled $29.0 million or $345 per ounce sold for YTD 2019 ($23.8 million or $306 per ounce sold excluding the Holloway mine), which compared to $28.2 million or $302 per ounce sold for YTD 2018. The reduction in sustaining capital expenditures (excluding the impact of the Holloway Mine in 2019) resulted from lower levels of sustaining capital expenditures at the Taylor Mine, mainly reflecting reduced levels of capital development. Royalty expense for YTD 2019 totaled $5.6 million compared to $6.9 million for YTD 2018 with the reduction mainly due to lower sales volumes for YTD 2019.

Australian Mine Operations

Fosterville Mine

The Fosterville Mine is located approximately 20 km northeast of the town of Bendigo and 130 km north of the city of Melbourne in Victoria, Australia. With a noteworthy history of gold mining in the region dating back to 1894, the current Fosterville Mine commenced commercial production in April 2005 with a sulphide plant that has produced approximately 1.8 million ounces to date. At December 31, 2018, the mine had total reserves of 2.7 million tonnes at an average grade of 31.0 g/t for a total of 2.7 million ounces.

Operating results	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018

Total Ore Milled (t)	119,412	113,101	370,876	358,112
Average Grade (g/t)	41.8	25.6	36.4	20.9
Gold Contained (oz)	160,498	92,955	433,683	240,176
Recovery (%)	98.6%	97.5%	98.6%	96.6%
Gold Produced (oz)	158,327	90,618	427,472	231,923
Gold Sold (oz)	166,903	96,539	432,432	233,139
Development metres - operating	529	531	1,163	1,741
Development metres - capital	1,808	1,808	5,705	5,362
Production costs	$19,243	$18,212	$56,585	$59,201
Operating cash costs per ounce sold(1)	$115	$189	$126	$231
AISC per ounce sold(1)	$289	$416	$306	$498
Total capital expenditures (in thousands)	$42,071	$28,272	$118,515	$75,942

(1)	Non-IFRS - the definition and reconciliation of these Non-IFRS measures are included on pages 30-36 of this MD&A.

The Fosterville Mine produced 158,327 ounces, an increase of 75% from 90,618 ounces in Q3 2018 and 13% higher than 140,701 ounces in Q2 2019. Production in Q3 2019 resulted from processing 119,412 tonnes at an average grade of 41.8 g/t with average mill recoveries of 98.6%. The growth in production from both prior periods reflected higher average grades and an increase in total tonnes processed. The average grade increased 63% compared to the average grade of 25.6 g/t in Q3 2018, with the significant improvement resulting from the ramping up of production in the high-grade Swan Zone over the last year. During Q3 2018, the first Swan Zone stope was produced, contributing approximately 7,500 ounces to that quarter’s production. By comparison, during Q3 2019 11 Swan Zone stopes were produced, which contributed approximately 59% of total tonnes processed and 94% of total ounces produced for the quarter. The increase in average grade from 39.9 g/t the previous quarter reflected mine sequencing, with higher average grades from Swan Zone stopes mined during Q3 2019.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Fosterville’s production costs in Q3 2019 totaled $19.2 million, which compared to $18.2 million in Q3 2018 and $16.0 million in Q2 2019. The increase in production costs from the previous quarter reflected higher levels of operating development in Q3 2019 and increased volumes mined and milled. The mine’s operating cash costs per ounce sold in Q3 2019 were the lowest ever achieved, averaging $115 per ounce sold, a 39% improvement from $189 in Q3 2018 and 4% better than $120 the previous quarter. The improvement from the same period in 2018 largely reflected higher sales volumes driven by a significant increase in the average grade resulting from the ramp up of production from the Swan Zone since the end of Q3 2018. Greater sales volumes, reflecting an increase in the average grade and higher tonnes processed mainly accounted for the improvement in operating cash costs per ounce sold from the previous quarter. AISC per ounce sold in Q3 2019 averaged $289, a 31% improvement from $416 in Q3 2018 and 9% better than $318 in Q2 2019. Sustaining capital expenditures in Q3 2019 totaled $23.8 million ($143 per ounce sold), which compared to $19.6 million ($203 per ounce sold) in Q3 2018 and $22.9 million ($172 per ounce sold) the previous quarter. The increase in sustaining capital expenditures from Q3 2018 mainly related to the purchase of mobile equipment and higher ground support costs for capital development.

Production at Fosterville for YTD 2019 totaled 427,472 ounces, an 84% increase from 231,923 ounces for YTD 2018. YTD 2019 production resulted from processing 370,876 tonnes at an average grade of 36.4 g/t and average recoveries of 98.6%. The increase from YTD 2018 was mainly due to the favourable impact on sales volumes from a 74% improvement in the average grade, largely reflecting the ramp up of production from the Swan Zone. Mill throughput for YTD 2019 averaged 1,359 tonnes per day, in line with expected levels and higher than the 1,312 tonnes per day average achieved in YTD 2018.

Fosterville’s production costs for YTD 2019 totaled $56.6 million, which compared to $59.2 million for YTD 2018, with the reduction largely related to lower levels of operating development compared to the same period in 2018. Operating cash costs per ounce sold averaged $126 for YTD 2019, a 45% improvement from $231 for YTD 2018, mainly reflecting higher average grades for YTD 2019. AISC per ounce sold for YTD 2019 averaged $306, 39% better than $498 for the same period in 2018. Sustaining capital expenditures for YTD 2019 totaled $65.7 million ($152 per ounce sold), which compared to $56.1 million ($241 per ounce sold) for YTD 2018. The year-over-year increase in sustaining capital expenditures reflected higher levels of capital development as well as higher ground support costs required for maintaining long-term access to capital development.

Growth projects: Growth capital expenditures at Fosterville for YTD 2019 totaled $37.1 million (excluding capitalized exploration expenditures). Work on growth projects during YTD 2019 focused on establishing new ventilation raises as part of the new ventilation system and completion of a new paste fill plant project and new water treatment plant. A number of smaller projects, including construction of a new power transformer, new refinery and gold room and a thiocyanate destruction plant at the Fosterville mill also continued to move forward during Q3 2019.

Northern Territory

The Northern Territory is comprised of a group of mineral tenements, including the Cosmo mine, totaling over 2,000 km2 in the Northern Territory of Australia, which includes an inventory of historical gold discoveries, historical and modern gold mines, and current mineral resources and mineral reserves. The Northern Territory operation, which includes the Cosmo mine and Union Reefs mill, was placed on care and maintenance effective June 30, 2017. As at December 31, 2018 the Company's Mineral Reserves in the Northern Territory totaled 666,000 tonnes at an average grade of 5.0 grams per tonne for 107,000 ounces.

With the placement of the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, there was no production from the Northern Territory in Q3 2019, Q3 2018 or Q2 2019.

Following the move to care and maintenance, the Cosmo mine and Union Reef Mill are being maintained in a state of readiness to resume operation in the event that new reserves are delineated which establish an economic deposit or deposits within the Northern Territory assets. During Q3 2019, a total of $32.4 million of capitalized and expensed exploration and evaluation expenditures were incurred in the Northern Territory ($82.0 million for YTD 2019). Exploration expenditures during the quarter largely related to the acceleration of advanced exploration work, including increased underground development and drilling. Subsequent to the end of Q3 2019, the Company commenced test milling of Lantern Deposit mineralization at the Union Reefs mill, in advance of a program of a potential resumption of operations. The Company expects to produce over 10,000 ounces at the Union Reefs mill before the end of 2019, the proceeds from which will be accounted for as a reduction in capital.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

GROWTH AND EXPLORATION

Canada

Exploration expenditures for the Canadian operations YTD 2019 totalled $7.5 million ($1.4 million in Q3 2019). At Macassa, underground drilling during the first nine months of the year continued to focus on Mineral Resource replacement and expansion. Drilling at Taylor in YTD 2019 targeted additional expansion of mineralization around the Shaft and West Porphyry deposits.

Macassa Mine

In 2019, the Company is planning approximately 90,000 metres of underground drilling at Macassa, using three underground drills, mainly targeting extensions of the SMC to the east, the west and to depth.

Underground drilling during YTD 2019 totaled 67,646 metres from the 5300, 5600 and 5700 levels. A total of 44,925 metres were drilled to test the east and west extents of the SMC from the 5300 and 5700 levels, with an additional 21,859 metres being drilled to test the Amalgamated Break from the 5300, 5600 and 5700 levels. In addition, 844 metres of drilling were completed from the 5300 Level to test the Main Break near the former Kirkland Minerals property between the 6000 and 6500 levels, proximal to the location of the #4 shaft.

After completing 379 metres of development drifting in 2018 in support of future underground exploration drilling to extend the 5300 Level exploration drift to the east, which included the excavation of a new drill bay, an additional 124 metres of development to the east was completed during YTD 2019. Development to the west on the 5300 Level had advanced 370 metres as of the end of December 31, 2018, with an additional 254 metres of development being completed during YTD 2019. The Company also began exploration development heading east on the 5806 decline late in Q3 to target the SMC East and Main Break at depth with a total of 29 metres of development being completed during YTD 2019.

On May 2, 2019, the Company announced new high-grade intersections from underground drilling at Macassa. The results highlighted the potential for Mineral Resource growth to the east, west and at depth around the SMC, and also included identification of high-grade mineralization in separate areas along the Amalgamated Break. The new drill results included high-grade intersections up to 60 metres to the east of the SMC and 250 metres to the west of the SMC’s current Mineral Resources. The Lower SMC was also expanded to depth. The two areas of high-grade mineralization identified along the Amalgamated Break were deemed significant, given the considerable exploration potential that exists along this Break, with only limited past drilling having been completed.

On September 16, 2019, the Company announced results from additional underground drill holes for 2,207 metres of total drilling. The results included the intersections of high-grade mineralization approximately 200 metres northeast of current Mineral Resources in the SMC, the intersection of high-grade mineralization 275 metres west of existing Mineral Resources in the SMC (25 metres further west than the results announced on May 2, 2019), and the continued intersection of ore-grade mineralization within high-grade zones along the Amalgamated Break up to 175 metres west of Mineral Resources in the SMC.

Taylor Mine

In YTD 2019, the Company has completed approximately 11,000 meters of surface diamond drilling with the main focus for this being along strike and to depth of current resources at the mine. Results of the drilling are currently being reviewed and will be incorporated into the updated Mineral Resources for the end of 2019.

Regional Exploration

In 2019, the Company is planning approximately 43,000 metres of exploration drilling on a variety of targets at the Nighthawk, Golden Highway and Holloway West properties. During YTD 2019, a total of 38,947 metres was completed.

Australia

In 2019, an extensive program of exploration drilling and development is focused on supporting the continued growth of the Fosterville mine and the Company’s efforts to establish an economic deposit or deposits in the Northern Territory that would

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

support a resumption of operations at the Cosmo mine and Union Reefs mill. Total exploration expenditures (including capitalized exploration) during YTD 2019 totaled $108.4 million.

Fosterville Mine

An aggressive program of exploration and definition drilling and development is planned in 2019. The program involves work to extend known mineralized zones at Swan, Lower Phoenix, Harrier, and Robbin’s Hill, and also to test for new mineralized structures within the Company’s mining license. In addition, work is continuing on the LODE (“Large Ore Deposit Exploration”) program at Fosterville, which includes greenfield exploration work on several targets within Fosterville’s existing exploration licenses. Exploration expenditures (including capitalized exploration) at Fosterville for YTD 2019 totaled $26.4 million.

During YTD 2019, a total of 114,014 metres of drilling were completed using up to six surface drills and eight underground drills. Underground drilling during the third quarter largely focused on the Lower Phoenix and Harrier systems and targeted extensions to known mineralization in support of future Mineral Resource growth.

In March 2019, Fosterville’s mining license was increased substantially as a result of extensions granted by the Victorian Government. As a result of the extensions, Fosterville’s mining license now covers approximately 28.5 km2 compared to approximately 17.2 km2 previously. The mining license extensions were sought by Fosterville in support of planned exploration work to fully evaluate the Mineral Resource growth potential of the Harrier South and Robbin’s Hill targets. Drilling of these targets, where high-grade, visible-gold bearing quartz veins have been intersected, is an important component of Fosterville’s 2019 exploration program.

Underground drilling during the final quarter of 2019 will continue to be focused on the immediate down-plunge extensions of the Lower Phoenix and Harrier systems, as well as on other growth targets contained within the mine lease. In mid-June 2019, regulator approval was received to commence growth development into the newly-granted mine lease extension zone. As a result, work commenced on a westerly directed development drift required to establish a suitable drill platform position to target the prospective down-dip extensions of the Harrier system. The 216 metre development drift, which extends to the west of the existing H4490DD development, was completed early in Q3 2019, with drilling commencing from this platform in August. The drill platform is allowing for effective targeting of the Harrier Base mineralised structure at depth where it transects an anticline axial plane. The P4040DD project, which commenced in March 2019 and completed in July 2019, required 346 metres of development. This platform sits hanging wall of the Lower Phoenix mineralized system allowing for Mineral Resource definition drilling of the down plunge extents of the Swan Mineral Reserves.

Surface drilling at the Robbin’s Hill target continued during Q3 2019 and focused on two main structures, the Curie Fault (formerly Farley’s Fault) and Rubin Fault (formerly Farley’s Footwall Fault) and continued to return sulfide and visible-gold bearing mineralized intercepts. Drilling will continue at Robbin’s Hill into 2020 targeting down-plunge extensions of defined mineralization. Step-out drilling has also commenced between the Robbin’s Hill and Phoenix / Lower Phoenix Mineral Resources to better understand the geological framework and Mineral Resource growth potential in this poorly explored zone.

Work on the LODE program in Q3 2019 largely focused on the interpretation of geophysical data collected from recent Airborne EM and Gravity surveys over the Fosterville district. This dataset represents the first detailed solid geology interpretation for under cover areas, tying in regional and high resolution geophysics completed to date and will drive drill targeting to the north of Fosterville. In addition, a regional geochemical soil sampling program was completed during Q3 2019 and RC drilling commenced at the Thunder Swamp prospect in EL006502.

In October 2019, the Government of Victoria announced the release of EL3539 for tender. The Company previously held this exploration licence until its expiry in February 2019. It is expected that the tender process to acquire this licence will commence in January 2020, at which time the Company will apply to acquire this licence.

Northern Territory

Despite placing the Cosmo mine and Union Reefs mill on care and maintenance effective June 30, 2017, the Company has continued exploration work with a focus on drilling and underground exploration development activities in the Northern Territory as the Company works towards a potential decision to resume mining and milling operations.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

An extensive program of surface and underground exploration was completed in 2018 in the Northern Territory, involving approximately 114,700 metres of drilling using as many as four underground diamond drill rigs, two surface diamond drill rigs and one reverse circulation percussion drill rig. On April 30, 2018, the Company announced that high-grade, visible-gold bearing mineralization had been intersected 1,000 metres below surface down-plunge of former producing open pits at Union Reefs, the location of the Company’s processing facility. The results highlighted the potential that exists to establish additional sources of gold production in the Northern Territory. During the third quarter of 2018, drilling from the 920 and 610 exploration drifts commenced into the Lantern Deposit. On November 5, 2018, the Company reported additional high-grade, visible-gold bearing mineralization at the Lady Alice Deposit at Union Reefs and also announced the discovery of high-grade mineralization at depth to the south of the existing Mineral Resources at Union Reefs. On December 11, 2018, the Company announced that work in the Northern Territory was moving to the advanced exploration phase, with a focus on a potential resumption of mining and milling operations.

In 2019, a total of approximately 127,500 m of surface and underground drilling and development is planned in the Northern Territory. At the Cosmo mine, drilling and development are being completed to improve the understanding of the Lantern Deposit and support Mineral Resource definition and expansion. In addition, surface drill programs are being completed at Union Reefs and Pine Creek in support of Mineral Resource growth and definition. Total exploration expenditures for YTD 2019, including capitalized exploration, totaled $82.0 million.

A key component of the Northern Territory work program since April 2018 has been the establishment of three exploration drifts from the existing Cosmo underground development (ramp) into the Lantern Deposit. To date, approximately 7,216 m of development has been completed on the 920 m, 730 m and 610 m levels, with drifts on all three levels having cross-cut several of the Lantern mineralized lodes. This development includes 1,653 m of lateral development along the upper two levels of the Lantern mineralization (870 to 950 levels) and another 561m of development driven along other mineralization at Cosmo.

During Q1 2019, the Company commenced a bulk sampling program at Lantern, which continued through the end of the third quarter. To date, a total of 62,555 tonnes of Lantern mineralization has been taken to the Cosmo run-of-mine (“ROM”) surface pad. The material has an approximate average grade of 3.0 g/t, as estimated from underground sampling and truck sample results. An additional 43,228 tonnes at an average of 2.9 g/t of Cosmo mineralization was also trucked to surface during the same period. This material was previously accessed when mining was suspended in 2017.

Subsequent to the end of Q3 2019, the Company commenced trial processing of Lantern material as part of the advanced exploration program. A total of 76,964 tonnes of combined Lantern and Cosmo low-grade material, at an approximate average grade of 2.6 g/t, was trucked to Union Reefs for processing. This trial processing using low-grade material is being undertaken to ensure that, upon a potential return to commercial operation, higher-grade ore will be processed efficiently with the mill having achieved a steady state of production.

During Q2 2019, Kirkland Lake Gold submitted a Notice of Intent for developing a decline at Union Reefs to access mineralization and to construct an underground drill platform at the Prospect Deposit. Drilling previously reported for Union Reefs shows mineralization continuing to depths of around 1,000 metres below the Prospect Deposit. During Q3 2019, Kirkland Lake Gold continued to work with the NT Government Regulators towards receiving approval for the decline given that the Union Reefs mining area is seen as an important deposit for the Northern Territory Operations.

During YTD 2019, a total of 102,188 metres of drilling was completed in the Northern Territory. Drilling over the remainder of 2019 will focus on the Lantern deposit and Liberator prospect at Cosmo, Union South and Elizabeth at Union Reefs and at the Gandys target at Pine Creek. Pine Creek is approximately 12 km south from the Union Reefs mill.

REVIEW OF FINANCIAL CONDITION AND LIQUIDITY

Kirkland Lake Gold is committed to managing liquidity by achieving positive cash flows from its mine operations to fund operating and capital requirements, including quarterly dividend payments, as well as development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; however, there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

As at September 30, 2019, the Company had a positive working capital balance of $358.7 million, including a cash balance of $615.8 million, which compares to a working capital of $205.3 million and cash of $332.2 million at December 31, 2018. The

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

strong working capital reflects ongoing free cash flow generation from the Company’s mine operations and is aided by increased revenues from higher sales volumes and the timing of sustaining and growth capital outlays.

In the fourth quarter of 2019, the Company expects to make income tax instalments of approximately $26 million, which is based upon the taxable income generated in 2018.  The Company’s 2019 taxable income is expected to be significantly higher as compared to 2018 due to increased levels of profitability and the absence of loss carry-forwards to shelter the taxable income generated in 2019, as the loss carry-forwards generated in Australia will have been fully utilized.  Any remaining tax instalments for 2019 will be paid in the first half of 2020, with the largest instalment expected to be paid in Q2 2020.

Cash Flow Analysis

The Company generated $316.8 million and $129.3 million in net cash provided by operating activities during Q3 2019 and Q3 2018, respectively. The increase in net cash provided by operating activities in Q3 2019 compared to Q3 2018 mainly reflected a 71% increase in gold sales driven by higher gold sales volume and a $278 per ounce increase in the average realized gold price per ounce sold, to $1,482 in Q3 2019 versus $1,204 in Q3 2018.

For Q3 2019, net cash used in investing activities was $139.6 million, as compared to $130.3 million for Q3 2018. Mineral property expenditures were $67.9 million and $39.2 million for Q3 2019 and Q3 2018, respectively, with $67.5 million and $32.7 million spent on plant and equipment during those same periods. The increase in net cash used in investing activities in Q3 2019 mainly reflects increased growth capital expenditures as the Company has advanced key growth projects at Macassa for the #4 Shaft project and in the Northern Territory. Offsetting the impact of higher capital expenditures on net cash used in investing activities compared to Q3 2018 was a reduction of cash used in the current quarter to pay for investments in public and private entities.

For Q3 2019, net cash used in financing activities was $12.1 million, with $3.3 million used to pay lease obligations and $8.4 million of cash used for dividend payments.

The Company’s cash balance supplemented by cash flow from operations are expected to be sufficient to fund operations and capital requirements for at least the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2019, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE AND CONVERTIBLE EQUITY INFORMATON

Outstanding Share Information

	As at September 30, 2019	Weighted Average Exercise Price
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	210,190,006	—
Issued: Stock options	380,163	C$4.66
Issued: Restricted share units	540,479	—
Issued: Performance share units	511,419	—

Terms of the Company’s equity incentive plans are outlined in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018 and the Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2019.

QUARTERLY INFORMATION

The following selected financial data for the last eight fiscal quarters has been prepared in accordance with IFRS and should be read in conjunction with the Company’s Condensed Consolidated Interim Financial Statements for each of the periods considered below and the audited Consolidated Financial Statements for the year ended December 31, 2018.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

	2019			2018
	Three Months Ended
(in thousands except per share amounts)	September 2019	June 2019	March 2019	December 2018
Revenue	$381,430	$281,267	$304,912	$280,320
Earnings before income taxes	$254,119	$152,432	$159,589	$149,336
Net earnings	$176,604	$104,195	$110,146	$106,535
Basic earnings per share	$0.84	$0.50	$0.52	$0.51
Diluted earnings per share	$0.83	$0.49	$0.52	$0.50

	2018			2017
	Three Months Ended
(in thousands except per share amounts)	September 2018	June 2018	March 2018	December 2017
Revenue	$222,701	$214,653	$198,237	$212,364
Earnings before income taxes	$82,977	$90,109	$71,888	$46,088
Net earnings	$55,885	$61,486	$50,037	$40,980
Basic earnings per share	$0.27	$0.29	$0.24	$0.20
Diluted earnings per share	$0.26	$0.29	$0.24	$0.20

Revenue in Q3 2019 totaled $381.4 million, an increase of $158.7 million or 71% from $222.7 million in Q3 2018. The increase in revenue from Q3 2018 reflected both an increase in gold sales and higher gold prices. Gold sales in Q3 2019 increased 39% from Q3 2018, to 256,276 ounces from 184,517 ounces for the same period the previous year. The year-over-year growth in gold sales had an $86 million favourable impact on revenue versus Q3 2019. The realized gold price in Q3 2019 averaged $1,482 per ounce, a 23% improvement from $1,204 per ounce for the same period in 2018. The higher gold price had a $71 million favourable impact on the change in revenue versus Q3 2018. Q3 2019 revenue increased $100.1 million or 36% from $281.3 million the previous quarter. Of the $100.1 million increase in revenue quarter over quarter, $58 million related to a 21% increase in gold sales, to 256,276 ounces in Q3 2019 from 212,091 ounces the previous quarter. Contributing $42 million to the increase in revenue was a higher average realized gold price, which increased 12% to $1,482 per ounce from $1,320 per ounce in Q2 2019.

Net earnings in Q3 2019 totaled $176.6 million ($0.84 per basic share) an increase of $120.7 million or 216% from $55.9 million ($0.27 per basic share) in Q3 2018 and $72.4 million or 69% from $104.2 million ($0.50 per basic share) the previous quarter. The $120.7 million increase in net earnings from Q3 2018 largely reflected a 71% increase in revenue, improved unit costs, lower expensed exploration and evaluation expenditures as well as the impact of a $13.7 million pre-tax unrealized and realized foreign exchange gain, higher finance income and the impact of a lower effective tax rate versus the same quarter in 2018. Partially offsetting these factors were higher depletion and depreciation costs, increased corporate G&A expense and higher royalty expense.

COMMITMENTS AND CONTINGENCIES

The Company’s commitments and contingencies have not significantly changed from the year ended December 31, 2018, for additional disclosures refer to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018.

RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company chartered an aircraft owned by a Company controlled by the ex-Chairman of the Board during his tenure at the Company which ended on May 7, 2019. The total expense was $0.1 million during the nine months ended September 30, 2019 (year ended December 31, 2018 - $0.2 million).

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $0.1 million during the nine months ended September 30, 2019. Ms. Elizabeth

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Lewis-Gray, a member of the Company’s Board of Directors effective September 26, 2019, is the Co-founder, Chair and Managing Director of Gekko Systems.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reporting amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes may differ materially from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are generally recognized in the period in which the estimates are revised.

Our significant judgments, estimates and assumptions are disclosed in note 4 of the audited Consolidated Financial Statements for the year ended December 31, 2018.

ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The Company’s significant accounting policies are disclosed in note 3 of the audited consolidated financial statements for the year ended December 31, 2018. Any changes in accounting policies adopted by the Company in Q3 2019 are disclosed in note 3 of the accompanying interim financial statements.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities.

The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company’s ability to generate cash flow after capital investments and build the cash resources of the Company The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities.

Free cash flow is reconciled to the amounts included in the Consolidated Statements of Cash Flows as follows:

(in thousands)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Three Months Ended June 30, 2019	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Net cash provided by operating activities	$316,753	$129,297	$179,735	$672,290	$341,507
Mineral property additions	(67,900)	(39,188)	(65,140)	(173,570)	(102,808)
Plant and equipment (1)	(67,549)	(32,728)	(60,201)	(168,534)	(59,892)
Additions to other long-term assets	—	(4,274)	—	—	(13,178)
Free cash flow	$181,304	$53,107	$54,394	$330,186	$165,629

(1)	Excludes finance lease additions

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

(in thousands)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Three Months Ended June 30, 2019	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Sustaining capital	$48,260	$41,387	$49,790	$140,005	$127,555
Growth capital(1)	87,966	38,537	86,700	248,719	65,630
Total capital expenditures	$136,226	$79,924	$136,490	$388,724	$193,185
Finance leases related to IFRS 16	2,567	—	538	5,517	—
Total additions and CIP per financial statements	$138,793	$79,924	$137,028	$394,241	$193,185

(1)	Growth capital includes capitalized exploration.

AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Total cash costs and AISC Reconciliation

The Company has not restated the 2018 AISC comparatives to reflect the impact of IFRS 16, Leases ("IFRS 16") consistent with the modified retrospective approach adopted by the Company for financial statement purposes upon transition to the new leasing standard effective January 1, 2019. If the Company had applied IFRS 16 in the comparative periods, it would not have resulted in a material impact to the 2018 consolidated or site-by-site AISC comparatives.

The following tables reconciles these non-IFRS measures to the most directly comparable IFRS measures available for the three and nine months ended September 30, 2019 and 2018:

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Q3 2019 MANAGEMENT DISCUSSION AND ANALYSIS

Three months ended September 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$27,800	$26,621	$54,421	$19,243	$—	$19,243	$—	$73,664
Share-based compensation	(32)	(40)	(72)	—	—	—	—	(72)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	27,768	26,581	54,349	19,243	—	19,243	—	73,592
Royalty expense	2,170	3,216	5,386	5,044	—	5,044	—	10,430
Share-based compensation	32	40	72	—	—	—	2,665	2,737
Rehabilitation and remediation	43	49	92	87	573	660	—	752
General and administrative expense	—	—	2,307	—	—	2,733	2,854	7,894
Sustaining capital[1]	11,230	13,224	24,454	23,806	—	23,806	—	48,260
Sustaining leases[2]	89	3	92	15	63	78	98	268
AISC	$41,332	$43,113	$86,752	$48,195	$636	$51,564	$5,617	$143,933
Ounces of gold sold	26,790	62,583	89,373	166,903	—	166,903	—	256,276
Operating cash cost per ounce sold	$1,037	$425	$608	$115	$—	$115	$—	$287
Sustaining capital expenditures per ounce sold	$419	$211	$274	$143	$—	$143	$—	$188
AISC per ounce sold	$1,543	$689	$971	$289	$—	$309	$—	$562

(1)	Sustaining capital in Q3 2019 excludes capital costs associated with finance leases that were recognized in the quarter.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

Nine months ended September 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$79,668	$73,612	$153,280	$56,585	$—	$56,585	$—	$209,865
Share-based compensation	(95)	(120)	(215)	—	—	—	—	(215)
Purchase price allocation	—	—	—	(2,314)	—	(2,314)	—	(2,314)
Operating cash costs	79,573	73,492	153,065	54,271	—	54,271	—	207,336
Royalty expense	5,568	7,872	13,440	11,990	—	11,990	—	25,430
Stock-based compensation	95	120	215	—	—	—	8,492	8,707
Rehabilitation and remediation	129	145	274	253	622	875	—	1,149
General and administrative expense	—	—	7,882	—	—	7,245	11,170	26,297
Sustaining capital[1]	28,994	45,348	74,342	65,663	—	65,663	—	140,005
Sustaining leases[2]	265	9	274	20	118	138	292	704
AISC	$114,624	$126,986	$249,492	$132,197	$740	$140,182	$19,954	$409,628
Ounces of gold sold	83,966	184,898	268,864	432,432	—	432,432	—	701,296
Operating cash cost per ounce sold	$948	$397	$569	$126	$—	$126	$—	$296
Sustaining capital expenditures per ounce sold	$345	$245	$277	$152	$—	$152	$—	$200
AISC per ounce sold	$1,365	$687	$928	$306	$—	$324	$—	$584

(1)	Sustaining capital in YTD 2019 excludes capital costs associated with finance leases that were recognized in the period.

(2)
Sustaining leases represent payments associated with lease obligations recognized as at January 1, 2019 due to the adoption of the new leasing standard but excludes payments associated with historical leases as these costs were previously reflected in AISC in the quarter the leases were entered into.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three Months Ended September 30, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$22,867	$23,772	$46,639	$18,212	$—	$18,212	$—	$64,851
Share-based compensation	(21)	(41)	(62)	—	—	—	—	(62)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	22,846	23,731	46,577	18,212	—	18,212	—	64,789
Royalty expense	2,503	1,743	4,246	2,354	—	2,354	—	6,600
Share-based compensation	21	41	62	—	—	—	462	524
Rehabilitation and remediation	34	32	66	44	39	83	—	149
General and administrative expense	—	—	515	—	—	—	5,044	5,559
Sustaining capital	8,302	13,517	21,819	19,568	—	19,568	—	41,387
AISC	$33,706	$39,064	$73,285	$40,178	$39	$40,217	$5,506	$119,008
Ounces of gold sold	33,875	54,103	87,978	96,539	—	96,539	—	184,517
Operating cash cost per ounce sold	$674	$439	$529	$189	$—	$189	$—	$351
Sustaining capital expenditures per ounce sold	$245	$250	$248	$203	$—	$203	$—	$224
AISC per ounce sold	$995	$722	$833	$416	$—	$417	$—	$645

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

Nine months ended September 30, 2018
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$67,107	$76,520	$143,627	$59,201	$—	$59,201	$—	$202,828
Share-based compensation	(81)	(146)	(227)	—	—	—	—	(227)
Purchase price allocation	—	—	—	(5,386)	—	(5,386)	—	(5,386)
Operating cash costs	67,026	76,374	143,400	53,815	—	53,815	—	197,215
Royalty expense	6,946	5,926	12,872	5,963	—	5,963	—	18,835
Stock-based compensation	81	146	227	—	—	—	3,922	4,149
Rehabilitation and remediation	106	98	204	140	127	267	—	471
General and administrative expense	—	—	917	—	—	—	17,410	18,327
Sustaining capital	28,207	43,210	71,417	56,138	—	56,138	—	127,555
AISC	$102,366	$125,754	$229,037	$116,056	$127	$116,183	$21,332	$366,552
Ounces of gold sold	93,255	170,191	263,446	233,139	—	233,139	—	496,585
Operating cash cost per ounce sold	$719	$449	$544	$231	$—	$231	$—	$397
Sustaining capital expenditures per ounce sold	$302	$254	$271	$241	$—	$241	$—	$257
AISC per ounce sold	$1,098	$739	$869	$498	$—	$498	$—	$738

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

Three Months Ended June 30, 2019
(in thousands, except per ounce amounts)	Holt Mine Complex(1)	Macassa Mine	Total Canadian Operations	Fosterville Mine	Northern Territory	Total Australian Operations	General and administrative	Total Consolidated
Production costs	$25,635	$24,572	$50,207	$15,954	$—	$15,954	$—	$66,161
Share-based compensation	(30)	(38)	(68)	—	—	—	—	(68)
Purchase price allocation	—	—	—	—	—	—	—	—
Operating cash costs	25,605	24,534	50,139	15,954	—	15,954	—	66,093
Royalty expense	1,179	2,116	3,295	3,421	—	3,421	—	6,716
Share-based compensation	30	38	68	—	—	—	2,377	2,445
Rehabilitation and remediation	43	48	91	127	17	144	—	235
General and administrative expense	—	—	4,247	—	—	4,106	1,401	9,754
Sustaining capital	10,242	16,607	26,849	22,941	—	22,941	—	49,790
Sustaining leases	88	3	91	5	33	38	97	226
AISC	$37,187	$43,346	$84,780	$42,448	$50	$46,604	$3,875	$135,259
Ounces of gold sold	23,600	55,010	78,610	133,481	—	133,481	—	212,091
Operating cash cost per ounce sold	$1,085	$446	$638	$120	$—	$120	$—	$312
Sustaining capital expenditures per ounce sold	$434	$302	$342	$172	$—	$172	$—	$235
AISC per ounce sold	$1,576	$788	$1,078	$318	$—	$349	$—	$638

(1)	Holt Mine Complex includes Holloway Mine, which was transitioned into Care and Maintenance in December 2016 and resumed operations during Q1 2019.

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Q3 2019 MANAGEMENT DISCUSSION AND ANALYSIS

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounces sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Average realized price per ounce sold is reconciled for the periods presented as follows:

(in thousands, except per ounce amounts)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Three Months Ended June 30, 2019	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Revenue	$381,430	$222,701	$281,267	$967,609	$635,591
Silver	(347)	—	(355)	(863)	—
Foreign exchange impact	(1,258)	(460)	(890)	(2,524)	(2,582)
Realized Revenue	$379,825	$222,241	$280,022	$964,222	$633,009
Ounces sold	256,276	184,517	212,091	701,296	496,585
Average realized price per ounce sold	$1,482	$1,204	$1,320	$1,375	$1,275

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings and adjusted net earnings per share are used by management and investors to measure the underlying operating performance of the Company.

Adjusted net earnings is defined as net earnings adjusted to exclude the after-tax impact of specific items that are significant, but not reflective of the underlying operations of the Company, including transaction costs and executive severance payments, purchase price adjustments reflected in inventory and other non-recurring items. Adjusted net earnings per share is calculated using the weighted average number of shares outstanding for adjusted net earnings per share.

(in thousands, except per share amounts)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Three Months Ended June 30, 2019	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Net earnings	$176,604	$55,885	$104,195	$390,945	$167,408
Loss (gain) on warrant investment	20	6,382	865	938	7,347
PPA adjustment on inventory(1)	—	—	—	2,314	5,386
Severance payments	—	—	803	1,239	—
Income tax related to above adjustments	(3)	(846)	(327)	(1,147)	(2,589)
Adjusted net earnings	$176,621	$61,421	$105,536	$394,289	$177,552
Weighted average shares outstanding - basic ('000s)	210,189	210,786	210,088	210,155	211,009
Adjusted net earnings per share	$0.84	$0.29	$0.50	$1.88	$0.84

(1)	Purchase price allocation represents the allocation of non-cash depletion of mineral interests acquired with the business combinations.

Earnings before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Three Months Ended June 30, 2019	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Net earnings	$176,604	$55,885	$104,195	$390,945	$167,408
Add back:
Finance costs	576	682	307	1,586	2,513
Depletion and depreciation	41,692	35,968	33,064	116,056	96,400
Current income tax expense	50,946	8,001	35,291	127,158	23,673
Deferred income tax expense	26,569	19,091	12,946	48,037	53,893
EBITDA	$296,387	$119,627	$185,803	$683,782	$343,887

Working Capital

Working capital is a Non-IFRS measure. In the gold mining industry, working capital is a common measure of liquidity, but does not have any standardized meaning.

The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the Company’s liquidity. Working capital is reconciled to the amounts in the Consolidated Statements of Financial Position as follows:

(in thousands)	As at September 30, 2019	As at December 31, 2018
Current assets	$691,429	$397,912
Current liabilities	332,714	192,627
Working capital	$358,715	$205,285

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Q3 2019 MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Kirkland Lake Gold’s Management team, including the CEO and CFO, are responsible for maintaining adequate internal controls over financial reporting and disclosure controls and procedures as described in the 2018 MD&A.

Due to their inherent limitations, internal controls over financial reporting and disclosure controls and procedures can provide only reasonable, not absolute, assurance that all misstatements will be prevented or detected. These inherent limitations include, among other, the risk of judgments in decision making being faulty, or changes in conditions or the degree of compliance with the controls, rendering them ineffective.

There were no changes to the Company’s internal controls during Q3 2019 that have materially affected, or are likely to materially affect, the Company’s internal controls over financial reporting or disclosure controls and procedures. The management team will continue to monitor the effectiveness of the internal controls over financial reporting and disclosure controls and procedures and will make changes to the controls as and when appropriate.

RISKS AND UNCERTAINTIES

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the “Risks and Uncertainties” section in the December 31, 2018 Annual Information Form and the Company’s MD&A for the period ended December 31, 2018 filed on SEDAR.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A constitute ‘forward looking statements’, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company’s properties and the anticipated timing thereof, expected production from, and the further potential of, the Company’s properties, the anticipated timing and commencement of exploration programs on various targets within the Company’s land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company’s equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes

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to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

INFORMATION CONCERNING ESTIMATES OF MINERAL RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)-CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian

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regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. US investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of pre-feasibility, feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION

The technical contents related to Kirkland Lake Gold Ltd. mines and properties, have been reviewed and approved by Natasha Vaz, P.Eng., Vice President, Technical Services, Eric Kallio, P.Geo, Senior Vice President, Exploration and Ian Holland, FAusIMM, Vice President, Australian Operations. Ms. Vaz, Mr. Kallio and Mr. Holland are “qualified persons” as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this MD&A.

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